The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. A registration statement relating to the common shares has become effective under the Securities Act of 1933, as amended. This preliminary prospectus supplement is not an offer to sell the common shares and it is not soliciting an offer to buy the common shares in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-155997

Subject to completion, dated February 2, 2010

Prospectus supplement

(To prospectus dated December 5, 2008)

7,500,000 shares

Common shares

We are offering 7,500,000 shares of common stock.

Concurrently with this offering, we are offering              depositary shares (or a total of              depositary shares if the underwriter in that offering exercises its option to purchase additional shares in full) in an underwritten offering pursuant to a separate prospectus supplement. Each depositary share represents a 1/100th interest in a share of a series of our preferred stock designated as the Series B Common Stock Equivalent (the “Common Stock Equivalent”) and entitles the holder of such depositary share, through the depository, to a proportional fractional interest in the rights and preferences of such share of Common Stock Equivalent represented by the depositary share, including conversion, dividend, liquidation and voting rights. Each share of Common Stock Equivalent has a liquidation amount of $             and is initially subject to conversion as described in the prospectus supplement related to the Common Stock Equivalent into 100 shares of our common stock (and, correspondingly, each depositary share is initially subject to conversion into one share of our common stock). Each of this offering and the depositary shares offering is contingent on completion of the other offering.

Our common stock is listed on The NASDAQ Global Select Market under the symbol “UMPQ.” We have applied to list the depositary shares on The NASDAQ Global Select Market under the symbol “UMPQP,” and we expect trading of the depositary shares to commence within 30 days of the first original issuance date of the depositary shares. On February 1, 2010, the closing price of our common stock on The NASDAQ Global Select Market was $11.86 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page S-16.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Umpqua Holdings Corporation, before expenses	$	$

We have granted the underwriter an option for a period of 30 days from the date of this prospectus supplement to purchase up to 1,125,000 additional shares of our common stock at the public offering price less the underwriting discounts and commissions to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The common stock is not a deposit or savings account. The common stock is not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

The underwriter expects to deliver the shares on or about February     , 2010.

J.P. Morgan

February     , 2010

S-i

About this prospectus supplement

We provide information to you about our common stock in two separate documents. First, this prospectus supplement describes the specific terms of this offering of our common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. Second, the accompanying prospectus provides general information about securities we may offer from time to time, including securities other than the common stock being offered by this prospectus supplement. Some of the information in the accompanying prospectus may not apply to this offering. If the information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus and any relevant free writing prospectus. We have not authorized anyone to provide you with any other information. If you receive any information not authorized by us, you should not rely on it. We are not, and the underwriter is not, making an offer to sell the common stock in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus or any relevant free writing prospectus is accurate as of any date other than its respective date.

It is important for you to read and consider all of the information contained in this prospectus supplement and the accompanying prospectus in making your investment decision. You also should read and consider the information in the documents we have referred you to in “Where You Can Find More Information” on page 6 of the accompanying prospectus and page S-51 of this prospectus supplement.

We include cross-references in this prospectus supplement and the accompanying prospectus to captions in these materials where you can find additional related discussions. The table of contents in this prospectus supplement provides the pages on which these captions are located.

References to “Umpqua,” “the Company,” “we,” “our,” or “us” in this prospectus supplement refer to Umpqua Holdings Corporation, an Oregon corporation, unless otherwise specified or the context otherwise requires. References to “Umpqua Bank” or “the Bank” refer to Umpqua Bank, an Oregon state-chartered bank, and references to “Umpqua Investments” refer to Umpqua Investments, Inc.

S-ii

Incorporation of documents by reference

The SEC allows us to “incorporate by reference” into this prospectus supplement information in other documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is considered to be part of this prospectus supplement.

Other than any portions of any such documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable SEC rules, we incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” after the date of this prospectus supplement and prior to the time that we sell all the securities offered by this prospectus supplement:

•

Annual Report on Form 10-K for the year ended December 31, 2008, including information specifically incorporated by reference into our Form 10-K from our definitive Proxy Statement for our 2009 annual meeting of shareholders;

•

Our definitive Proxy Statement in connection with our 2009 annual meeting of shareholders filed March 2, 2009 (except for the Compensation Committee Report and the Audit Committee Report contained therein);

•	Quarterly Reports on Form 10-Q (as amended) for the quarters ended March 31, 2009; June 30, 2009; and September 30, 2009;

•

Current Reports on Form 8-K filed on January 27, 2010 (Item 1.01); January 27, 2010 (Item 2.02 and Item 9.01); January 21, 2010; December 17, 2009; September 15, 2009; August 19, 2009; August 17, 2009; August 11, 2009; June 16, 2009 (Item 8.01 only); April 21, 2009; April 15, 2009; April 2, 2009; March 12, 2009; February 24, 2009; and January 20, 2009; and

•	The description of our common stock contained in our Current Report on Form 8-K filed May 30, 2008, including any amendment or report filed to update such description.

You may request a copy of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing to us at the following address or calling us at the phone number below:

Steven L. Philpott

Executive Vice President, General Counsel and Secretary

Umpqua Holdings Corporation

675 Oak Street, Suite 200

PO Box 1560

Eugene, Oregon 97440

(541) 434-2997

S-iii

Forward-looking statements

This prospectus supplement, the accompanying prospectus and the information incorporated by reference in them include forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements may include statements that expressly or implicitly predict future results, performance or events. Statements other than statements of historical fact are forward-looking statements. You can find many of these statements by looking for words such as “anticipates,” “expects,” “believes,” “estimates” and “intends” and words or phrases of similar meaning. We make forward-looking statements regarding projected sources of funds, use of proceeds, availability of acquisition and growth opportunities, regulatory approval to repay TARP funds, dividends, adequacy of our allowance for loan and lease losses and provision for loan and lease losses, our commercial real estate portfolio and subsequent charge-offs. Forward-looking statements involve substantial risks and uncertainties, many of which are difficult to predict and are generally beyond our control. There are many factors that could cause actual results to differ materially from those contemplated by these forward-looking statements. Risks and uncertainties that could cause our financial performance to differ materially from our goals, plans, expectations and projections expressed in forward-looking statements include those set forth in our filings with the SEC, including Item 1A of our Annual Report on Form 10-K as updated and supplemented in our filings on Form 10-Q and Form 8-K, and the following:

•	our ability to attract new deposits and loans and leases;

•	demand for financial services in our market areas;

•	competitive market pricing factors;

•	deterioration in economic conditions that could result in increased loan and lease losses;

•	risks associated with concentrations in real estate related loans;

•	market interest rate volatility;

•	stability of funding sources and continued availability of borrowings;

•	changes in legal or regulatory requirements or the results of regulatory examinations that could restrict growth;

•	our ability to recruit and retain key management and staff;

• availability of, and competition for, FDIC-assisted acquisition opportunities;

•	risks associated with merger and acquisition integration;

•	significant decline in the market value of the Company that could result in an impairment of goodwill;

•	our ability to raise capital or incur debt on reasonable terms;

•	regulatory limits on the Bank’s ability to pay dividends to the Company;

•	effectiveness of the Emergency Economic Stabilization Act of 2008 (“EESA”) and other legislative and regulatory efforts to help stabilize the U.S. financial markets;

S-iv

•	future legislative or administrative changes to the TARP Capital Purchase Program enacted under EESA; and

•

the impact of the EESA and the American Recovery and Reinvestment Act (“ARRA”) and related rules and regulations on the Company’s business operations and competitiveness, including the impact of executive compensation restrictions, which may affect the Company’s ability to retain and recruit executives in competition with other firms who do not operate under those restrictions.

For a more detailed discussion of some of the risk factors, see the section entitled “Risk Factors” beginning on p. S-16. We do not intend to update any factors or to publicly announce revisions to any of our forward-looking statements. You should consider any forward looking statements in light of this explanation, and we caution you about relying on forward-looking statements.

S-v

Summary

The following information about this offering summarizes, and should be read in conjunction with, the information contained in this prospectus supplement and in the accompanying prospectus, and the documents incorporated therein by reference.

Umpqua Holdings Corporation

Umpqua Holdings Corporation is a financial holding company and parent company of Umpqua Bank, an Oregon state chartered bank, and Umpqua Investments, Inc., a registered broker-dealer and investment advisor. At December 31, 2009, we had consolidated total assets of $9.4 billion, deposits of $7.4 billion and shareholders’ equity of $1.6 billion. Umpqua Holdings Corporation is an Oregon corporation headquartered in Portland, Oregon. Our principal executive offices are located at Umpqua Bank Plaza, One SW Columbia Street, Suite 1200, Portland, Oregon 97258 and our telephone number is (503) 727-4100.

We engage primarily in the business of commercial and retail banking and the delivery of retail brokerage services. Umpqua Bank provides a wide range of banking, mortgage banking and other financial services to corporate, institutional and individual customers. Umpqua Bank is an Oregon-based community bank recognized for its entrepreneurial approach, innovative use of technology, and distinctive banking solutions. Umpqua Bank has 162 locations between San Francisco, California, and Seattle, Washington, along the Oregon and Northern California Coast and in Central Oregon. Umpqua Investments has locations in Umpqua Bank stores and in dedicated offices throughout Oregon and offers a full range of investment products and services including: stocks, fixed income securities (municipal, corporate, and government bonds, CDs, and money market instruments), mutual funds, annuities, options, retirement planning, money management services, life insurance, disability insurance and medical supplement policies. Umpqua Bank’s Private Bank Division provides tailored financial services and products to individual customers.

Prior to 2004, Umpqua Bank operated primarily in the Portland metropolitan and Willamette Valley areas of Oregon along the I-5 corridor, southern Oregon, and the Oregon coast. During the third quarter of 2004, we completed the acquisition of Humboldt Bancorp, which at the time of the acquisition had total assets of approximately $1.5 billion and 27 branches located throughout Northern California. On June 2, 2006, we completed the acquisition of Western Sierra Bancorp and its principal operating subsidiaries, Western Sierra Bank, Central California Bank, Lake Community Bank and Auburn Community Bank. At the time of the acquisition, Western Sierra Bancorp had total assets of approximately $1.5 billion and 31 branches located throughout Northern California. On April 26, 2007, we completed the acquisition of North Bay Bancorp and its principal operating subsidiary, The Vintage Bank, along with its Solano Bank division. At the time of the acquisition, North Bay Bancorp had total assets of approximately $727.6 million and 10 Northern California branches located in the Napa area and in the communities of St. Helena, American Canyon, Vacaville, Benicia, Vallejo and Fairfield. On January 16, 2009, the Washington Department of Financial Institutions closed the Bank of Clark County, Vancouver, Washington, and appointed the FDIC as its receiver. Umpqua Bank entered into a purchase and assumption agreement with the FDIC to purchase certain assets and assume the insured non-brokered deposit balances of the Bank of Clark County, representing two branches, at no premium. On January 22, 2010, the Washington Department of Financial Institutions closed EvergreenBank,

Seattle, Washington. Umpqua Bank entered into a whole bank purchase and assumption agreement with the FDIC to assume all of the deposits of EvergreenBank and purchase essentially all of the assets. The FDIC and Umpqua Bank entered into a loss-share transaction on $374.8 million of EvergreenBank’s assets. Umpqua Bank will share in the losses on the asset pools covered under the loss-share agreement. EvergreenBank’s seven Seattle metropolitan area branches opened as Umpqua Bank stores on January 25, 2010. See “—Recent Developments”.

We are considered one of the most innovative community banks in the United States, combining a retail product delivery approach with an emphasis on quality-assured personal service. Umpqua Bank has evolved from a traditional community bank into a community-oriented financial services retailer by implementing a variety of retail marketing strategies to increase revenue and differentiate ourselves from our competition.

Along with our subsidiaries, we are subject to the regulations of state and federal agencies and undergo periodic examinations by these regulatory agencies. See “Supervision and Regulation” in our Annual Report on Form 10-K for the year ended December 31, 2008, which is incorporated by reference in this prospectus supplement and the accompanying prospectus.

Our business strategy

Our principal objective is to become the leading community-oriented financial services retailer throughout the Pacific Northwest and Northern California. We plan to continue the expansion of our market from Seattle to San Francisco, primarily along the I-5 corridor. We intend to continue to grow our assets and increase profitability and shareholder value by differentiating ourselves from competitors through the following strategies:

Capitalize on innovative product delivery system.    Our philosophy has been to develop an environment for the customer that makes the banking experience enjoyable. With this approach in mind, we have developed a unique store concept that offers “one-stop” shopping and includes distinct physical areas or boutiques, such as a “serious about service center,” an “investment opportunity center” and a “computer café,” which make the Bank’s products and services more tangible and accessible. In 2006, we introduced our “Neighborhood Stores” and in 2007, we introduced the Umpqua “Innovation Lab”. We expect to continue remodeling existing and acquired stores in metropolitan locations to further our retail vision.

Deliver superior quality service.    We insist on quality service as an integral part of our culture, from the Board of Directors to our new sales associates, and believe we are among the first banks to introduce a measurable quality service program. Under our “return on quality” program, each sales associate’s and store’s performance is evaluated monthly based on specific measurable factors such as the “sales effectiveness ratio” that totals the average number of banking products purchased by each new customer. The evaluations also encompass factors such as the number of new loan and deposit accounts generated in each store, reports by incognito “mystery shoppers” and customer surveys. Based on scores achieved, the “return on quality” program rewards both individual sales associates and store teams with financial incentives. Through such programs, we believe we can measure the quality of service provided to our customers and maintain employee focus on quality customer service.

Establish strong brand awareness.    As a financial services retailer, we devote considerable resources to developing the “Umpqua Bank” brand. We promote the brand in advertising and merchandise bearing the Bank’s logo, such as mugs, tee-shirts, hats, umbrellas and bags of custom roasted coffee beans. The unique “look and feel” of our stores and our unique product displays help position us as an innovative, customer friendly retailer of financial products and services. We build consumer preference for our products and services through strong brand awareness. During 2005, we secured naming rights to the office tower in Portland, Oregon in which our administrative offices and main branch are now located. This downtown building now displays prominent illuminated signage with the Bank’s name and logo.

Use technology to expand customer base.    Although our strategy continues to emphasize superior personal service, we plan to expand user-friendly, technology-based systems to attract customers that may prefer to interact with their financial institution electronically. We offer technology-based services including voice response banking, debit cards, automatic payroll deposit programs, “ibank@Umpqua” online banking, bill pay and cash management, advanced function ATMs and an internet web site. We believe the availability of both traditional bank services and electronic banking services enhances our ability to attract a broader range of customers.

Increase market share in existing markets and expand into new markets.    As a result of our innovative retail product orientation, measurable quality service program and strong brand awareness, we believe that there is significant potential to increase business with current customers, to attract new customers in our existing markets and to enter new markets.

Pursue FDIC-assisted transactions.    A part of our near-term strategy is to pursue certain failing banks that the FDIC makes available for bid, and that meet our strategic objectives. Failed bank transactions are attractive opportunities because we can acquire loans subject to a loss share agreement with the FDIC that limits our downside risk on the purchased loan portfolio and, apart from our assumption of deposit liabilities, we have significant discretion as to the non-deposit liabilities that we assume. Assets purchased from the FDIC are marked to their fair value and in many cases there is little or no addition to goodwill arising from an FDIC-assisted transaction. We have completed two FDIC-assisted transactions since January 1, 2009.

Company information

Umpqua Holdings Corporation, an Oregon corporation, was formed as a bank holding company in March 1999. At that time, we acquired 100% of the outstanding shares of South Umpqua Bank, an Oregon state-chartered bank formed in 1953. We became a financial holding company in March 2000 under the provisions of the Gramm-Leach-Bliley Act. Umpqua has two principal operating subsidiaries, Umpqua Bank and Umpqua Investments.

Recent developments

FDIC-assisted acquisition of EvergreenBank, Seattle, Washington

On January 22, 2010, the Federal Deposit Insurance Corporation (FDIC) placed EvergreenBank into receivership. Umpqua Bank assumed the banking operations of EvergreenBank from the FDIC under a whole bank purchase and assumption agreement with loss sharing. In connection with the assumption, Umpqua Bank acquired assets totaling $402 million, including $370 million of loans, along with liabilities of $343 million, including $285 million of deposits. These amounts represent gross book values of the items assumed and do not include fair value adjustments. Umpqua Bank now operates seven additional store locations in the greater Seattle, Washington market. The purchase and assumption agreement includes loss sharing between the FDIC and Umpqua Bank, which after fair value adjustments, significantly mitigates the risk of future loss on the loan portfolio acquired. Under the terms of the loss sharing agreement, the FDIC will absorb a specified percentage of net losses in excess of our first loss tranche. Generally, the FDIC will absorb 80% of losses and share in 80% of loss recoveries on the first $90 million of losses, and absorb 95% of losses and share in 95% of loss recoveries on losses exceeding $90 million. The term for loss sharing on residential real estate loans is ten years, and the term for loss sharing on non-residential real estate loans is five years with respect to losses and eight years with respect to recoveries. The acquisition is expected to be immediately accretive to operating earnings per share.

Fourth quarter and year end 2009 unaudited results

Results for fourth quarter of 2009 and year ended December 31, 2009, and significant items for the fourth quarter of 2009 were as follows:

•

Net loss available to common shareholders was $166.3 million, or $2.36 per diluted common share, for the year ended December 31, 2009, as compared to earnings available to common shareholders of $49.3 million, or $0.82 per diluted common share for the year ended December 31, 2008. Non-GAAP operating income (loss) per diluted common share, defined as earnings available to common shareholders before merger related expenses, net of tax, and goodwill impairment divided by the same diluted share total used in determining diluted earnings per common share, was $(0.77) for the year ended December 31, 2009, as compared to operating income per diluted common share of $0.83 for the year ended December 31, 2008. Non-GAAP operating income per diluted share is considered a “non-GAAP” financial measure. See “Reconciliation of non-GAAP financial measures” on page S-7.

•

Non-performing assets were $223.6 million, or 2.38% of total assets, as of December 31, 2009, as compared to $156.0 million, or 1.70% of total assets, as of September 30, 2009, and $161.3 million, or 1.88% of total assets as of December 31, 2008. Non-performing loans were $199.0 million, or 3.32% of total loans, as of December 31, 2009, as compared to $129.3 million, or 2.13%, as of September 30, 2009, and $133.4 million, or 2.18% of total loans, as of December 31, 2008. The increase in non-performing assets resulted, in part, from the reclassification of a portion of restructured loans to non-accrual status. Non-accrual loans have been written-down to their estimated net realizable values.

•

Net charge-offs were $197.3 million for the year ended December 31, 2009, or 3.23% of average loans and leases, as compared to net charge-offs of $96.7 million, or 1.58% of average loans and leases, for the year ended December 31, 2008. Net charge-offs for the quarter ended December 31, 2009 were $64.1 million, or 4.19% of average loans and leases (annualized), compared to net charge-offs of $47.3 million, or 3.07% of average loans and leases (annualized), for the three months ended September 30, 2009, and net charge-offs of $30.1 million, or 1.94% of average loans and leases (annualized), for the three months ended December 31, 2008. The majority of charge-offs for these periods relate to our residential development portfolio.

•	The provision for loan and lease losses was $68.6 million and $209.1 million for the three months and year ended December 31, 2009, respectively, as compared to the $32.0 million and

$107.7 million recognized for the three months and year ended December 31, 2008, respectively. This resulted from the increase in net charge-offs and non-performing loans, and downgrades within the portfolio between the two periods. The provision for loan and lease losses for the three months ended September 30, 2009 was $52.1 million.

•

Loans past due 30-89 days were $41.5 million, or 0.69% of total loans as of December 31, 2009, a 10% decrease from $46.1 million as of September 30, 2009, and a 30% decrease from $59.1 million as of December 31, 2008.

•

We recorded loss of $3.7 million and a gain of $6.5 million representing the change in fair value on our junior subordinated debentures measured at fair value in the three months and year ended December 31, 2009, respectively, compared to gains of $8.8 million and $38.9 million in the three months and year ended December 31, 2008, respectively. For the three months ended September 30, 2009, we recorded a gain of $1.0 million. The gains recognized during prior periods were due to the widening of the credit risk adjusted rate spread above the Company’s contractual spreads and changes in the three month LIBOR rate.

•

Mortgage banking revenue was $4.1 million and $18.7 million for the three months and year ended December 31, 2009, compared to a loss of $408 thousand and a gain of $2.4 million for the three months and year ended December 31, 2008. Closed mortgage volume increased 131% for the year ended December 31, 2009 compared to the year ended December 31, 2008, due to a significant increase in refinancing activity, resulting from historically low mortgage interest rates. The prior year’s revenue includes a $2.4 million charge on an ineffective mortgage servicing right (“MSR”) hedge, which has been suspended, due to widening spreads and price declines that were not offset by a corresponding gain in the related MSR asset.

•

Net loss on investment securities was $1.7 million for the year ended December 31, 2009, compared to a net gain of $1.3 million for the year ended December 31, 2008, and includes other-than-temporary impairment charges of $10.6 million, which primarily relate to non-agency collateralized mortgage obligations. Including unrealized losses in other comprehensive income related to factors other than credit, the remaining held to maturity non-agency collateralized mortgage obligations balance is $4.3 million as of December 31, 2009. The impairment charge was offset by the gain on sale of securities of $8.9 million.

•

FDIC assessments increased to $3.2 million and $15.8 million for the three months and year ended December 31, 2009, respectively, compared to $1.4 million and $5.2 million for the three months and year ended December 31, 2008, respectively. These increases result from an industry-wide increase in assessment rates and a $4.0 million special assessment incurred in the second quarter of 2009 imposed by the FDIC in efforts to rebuild the Deposit Insurance Fund.

•

Net interest margin, on a tax equivalent basis, increased to 4.06% and 4.09% for the three months and year ended December 31, 2009, respectively, compared to 4.02% and 4.07% for the same periods a year ago and to 4.05% for the three months ended September 30, 2009. The increase in net interest margin resulted from a decrease in the cost of interest bearing deposits, partially offset by the impact of holding higher levels of interest bearing cash, along with interest reversals on new non-accrual loans. Excluding interest reversals on loans of $1.4 million and $4.4 million for the three months and year ended December 31, 2009, net interest margin would have increased 7 basis points to 4.13% and increased 6 basis points to 4.15%, respectively.

•

Estimated total risk based capital increased to 17.07% as of December 31, 2009, compared to 14.62% as of December 31, 2008. In August 2009, we completed an underwritten public offering of common stock raising $258.7 million by issuing 26,538,461 shares at a price of $9.75 per share. The net proceeds of the offering, after deducting underwriting discounts and commissions and offering expenses, were approximately $245.7 million. The increase in total risk based capital from the offering was partially offset by the net loss for the year ended December 31, 2009, dividends paid to preferred and common shareholders, and growth in total assets primarily due to the FDIC-assisted purchase and assumption of certain assets and liabilities of the Bank of Clark County in the first quarter of 2009. Capital ratios as of December 31, 2009 are estimates pending completion and filing of our regulatory reports.

•

Total gross loans and leases were $6.0 billion as of December 31, 2009, compared to $6.1 billion at December 31, 2008. Total net loan fundings during the fourth quarter of 2009 were approximately $446.5 million, compared to $388.3 during the third quarter of 2009.

•

Total deposits were $7.4 billion as of December 31, 2009 compared to $6.6 billion at December 31, 2008. Excluding the deposits acquired through the FDIC-assisted purchase and assumption of the Bank of Clark County, the organic deposit growth rate was 10.4%.

•	Total consolidated assets were $9.4 billion as of December 31, 2009, compared to $9.2 billion at September 30, 2009 and $8.6 billion at December 31, 2008.

•	Cash dividends declared in the fourth quarter of 2009 were $0.05 per common share, consistent with the amount declared in the three previous quarters of 2009 and the fourth quarter of 2008.

Reconciliation of non-GAAP financial measures

We incur significant expenses related to the completion and integration of mergers. Additionally, we may recognize goodwill impairment losses that have no direct effect on the Company’s or the Bank’s cash balances, liquidity, or regulatory capital ratios. Accordingly, we believe that our operating results are best measured on a comparative basis excluding the impact of merger-related expenses, net of tax, and other charges related to business combinations such as goodwill impairment charges. We define non-GAAP operating income as earnings available to common shareholders before merger related expenses, net of tax, and goodwill impairment, and we calculate non-GAAP operating income per diluted share by dividing non-GAAP operating income by the same diluted share total used in determining diluted earnings per common share (see Note 13 of the Notes to Consolidated Financial Statements, included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, incorporated by reference herein). Operating income and operating income per diluted share are considered “non-GAAP” financial measures. Although we believe the presentation of non-GAAP financial measures provides a better indication of our operating performance, you are urged to review the GAAP results.

The following table presents a reconciliation of non-GAAP operating (loss) income and non-GAAP operating (loss) income per diluted share to net (loss) earnings and net (loss) earnings per diluted common share for the three months and year ended December 31, 2009 and 2008:

Reconciliation of operating income to net income available to common shareholders

(in thousands, except per share data)	Three months ended December 31,		Year ended December 31,
	2009	2008	2009	2008

Net (loss) earnings available to common shareholders	$(29,924)	$ 2,205	$(166,262)	$ 49,270
Merger-related expenses, net of tax	—	—	164	—
Goodwill impairment	—	982	111,952	982

Non-GAAP operating (loss) income	$(29,924)	$3,187	$(54,146)	$50,252

Per diluted share:
Net (loss) earnings available to common shareholders	$(0.34)	$0.04	$(2.36)	$0.82
Merger-related expenses, net of tax	—	—	—	—
Goodwill impairment	—	0.01	1.59	0.01

Non-GAAP operating (loss) income	$ (0.34)	$ 0.05	$ (0.77)	$ 0.83

The following table presents the returns on average assets, average common shareholders’ equity and average tangible common shareholders’ equity for the three months and year ended December 31, 2009 and 2008. For each of the periods presented, the table includes the calculated ratios based on reported net (loss) earnings available to common shareholders and non-GAAP operating income (loss) as shown in the table above. As a result of our mergers with other financial institutions, we have a significant amount of goodwill and other intangible assets that we believe affects our return on average common shareholders’ equity. To the extent this performance metric is used to compare our performance with other financial institutions that do not have merger-related intangible assets, we believe it beneficial to also consider the return on average tangible common shareholders’ equity. The return on average tangible common shareholders’ equity is calculated by dividing net (loss) earnings available to common shareholders by average shareholders’ common equity less average goodwill and intangible assets, net (excluding MSRs). The return on average tangible common shareholders’ equity is considered a non-GAAP financial measure and should be viewed in conjunction with the return on average common shareholders’ equity.

Returns on average assets, common shareholders’ equity and tangible common shareholders’ equity

(dollars in thousands)	Three months ended December 31,		Year ended December 31,
	2009	2008	2009	2008

Returns on average assets:
Net (loss) earnings available to common shareholders	-1.27%	0.10%	-1.85%	0.59%
Non-GAAP operating (loss) income	-1.27%	0.15%	-0.60%	0.60%

Returns on average common shareholders’ equity:
Net (loss) earnings available to common shareholders	-8.41%	0.70%	-12.63%	3.93%
Non-GAAP operating (loss) income	-8.41%	1.00%	-4.11%	4.01%

Returns on average tangible common shareholders’ equity:
Net (loss) earnings available to common shareholders	-15.39%	1.75%	-26.91%	9.99%
Non-GAAP operating (loss) income	-15.39%	2.52%	-8.77%	10.19%

Calculation of average tangible common shareholders’ equity:
Average common shareholders’ equity	$1,412,324	$1,262,566	$1,315,953	$1,254,730
Less: average goodwill and other intangible assets, net	640,995	759,424	698,223	761,672

Average tangible common shareholders’ equity	$ 771,329	$ 503,142	$ 617,730	$ 493,058

Concurrent Offering

Concurrently with this offering, we are offering              depositary shares (or a total of              depositary shares if the underwriter in that offering exercises its option to purchase additional shares in full) in an underwritten offering pursuant to a separate prospectus supplement. Each depositary share represents a 1/100th interest in a share of a series of our preferred stock designated as the Series B Common Stock Equivalent (the “Common Stock Equivalent”) and entitles the holder of such depositary share, through the depository, to a proportional fractional interest in the rights and preferences of such share of Common Stock Equivalent represented by the depositary share, including conversion, dividend, liquidation and voting rights. Each share of Common Stock Equivalent has a liquidation amount of $             and is initially subject to

conversion as described in the prospectus supplement related to the Common Stock Equivalent into 100 shares of our common stock (and, correspondingly, each depositary share is initially subject to conversion into one share of our common stock). Each of this offering and the depositary shares offering is contingent on completion of the other offering.

The net proceeds from our concurrent depositary shares offering will be approximately $            , resulting in total net proceeds of approximately $             from both this offering and the depositary shares offering, in each case after deducting underwriting commissions and expenses, assuming no exercise of the underwriter’s options to purchase additional shares of common stock and depositary shares, as the case may be, to cover over-allotments, if any.

The foregoing description and other information in this prospectus supplement regarding the concurrent depositary shares offering is included solely for informational purposes.

The offering

Issuer	Umpqua Holdings Corporation

Securities offered	7,500,000 shares of common stock, no par value per share

Over-allotment option	We have granted the underwriter an option to purchase up to an additional 1,125,000 shares of common stock within 30 days of the date of this prospectus supplement in order to cover over-allotments, if any.

Common stock outstanding after this offering	94,308,891 shares of common stock outstanding (95,433,891 shares of common stock upon the exercise of the over-allotment option in full)(1).

Use of proceeds	We estimate that the net proceeds of this offering will be approximately $ million (or $ million upon the exercise of the over-allotment option in full) after deducting underwriting commissions and expenses. We expect to use the net proceeds from the sale of our common stock, together with the net proceeds from the concurrent offering of depositary shares, to redeem the Fixed Rate Cumulative Perpetual Preferred Stock, Series A issued to the U.S. Treasury under the TARP Capital Purchase Program upon receipt of regulatory approvals, to fund FDIC-assisted acquisition opportunities and for general corporate purposes.

Dividend policy	The payment of future cash dividends on our common stock is at the discretion of our Board and subject to a number of factors including TARP related limits, financial performance, capital adequacy, regulatory compliance and cash resources. In addition, there are limitations on the ability of Umpqua Bank to pay dividends to Umpqua, which in turn limits our ability to pay dividends to common stock holders.

NASDAQ symbol	“UMPQ”

(1)	The number of shares of common stock to be outstanding after this offering is based on 86,808,891 shares outstanding as of February 1, 2010 and, unless we indicate otherwise, excludes shares of common stock reserved for issuance under our stock option and stock incentive plans and agreements, of which options to purchase 1,754,380 shares at an average price of $15.34 per share and restricted stock units and awards of 542,664 shares were outstanding as of February 1, 2010, and excludes 1,110,898 shares of common stock at an exercise price of $14.46 per share reserved for issuance to the U.S. Treasury under the TARP Capital Purchase Program as of February 1, 2010.

Concurrent offering	Concurrently with this offering, we are offering depositary shares (or a total of depositary shares if the underwriter in that offering exercises its option to purchase additional shares in full) in an underwritten offering pursuant to a separate prospectus supplement. Each depositary share represents a 1/100th interest in a share of a series of our preferred stock designated as the Series B Common Stock Equivalent (the “Common Stock Equivalent”) and entitles the holder of such depositary share, through the depository, to a proportional fractional interest in the rights and preferences of such share of Common Stock Equivalent represented by the depositary share, including conversion, dividend, liquidation and voting rights. Each share of Common Stock Equivalent has a liquidation amount of $ and is initially subject to conversion as described in the prospectus supplement related to the Common Stock Equivalent into 100 shares of our common stock (and, correspondingly, each depositary share is initially subject to conversion into one share of our common stock). Each of this offering and the depositary shares offering is contingent on completion of the other offering.

Risk Factors	For a discussion of risks associated with an investment in our common stock, see “Risk Factors” beginning on page S-16.

Summary consolidated financial data

The following table sets forth summary consolidated financial data of Umpqua. The financial data as of and for the nine months ended September 30, 2009 and 2008 have been derived from our unaudited financial statements contained in our Quarterly Reports on Form 10-Q filed with the SEC. The financial data as of and for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 have been derived from our audited financial statements contained in our Annual Reports on Form 10-K filed with the SEC. The summary condensed consolidated financial results are not indicative of our expected future operating results. The following summary historical financial information should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and notes thereto incorporated by reference in this prospectus supplement and the accompanying prospectus.

(In thousands, except per share data)	As of and for the nine months ended September 30,		As of and for the year ended December 31,
	2009	2008	2008	2007	2006	2005	2004

Income statement
Interest income	$ 316,247	$335,888	$442,546	$488,392	$405,941	$282,276	$198,058
Interest expense	80,083	118,625	152,239	202,438	143,817	72,994	40,371

Net interest income	236,164	217,263	290,307	285,954	262,124	209,282	157,687
Provision for loan and lease losses	140,531	75,723	107,678	41,730	2,552	2,468	7,321
Non-interest income	60,492	86,237	107,118	64,829	53,525	47,713	41,043
Non-interest expense	194,678	160,266	215,588	210,804	177,104	146,725	119,252
Goodwill impairment	111,952	—	982	—	—	—	—
Merger-related expense	273	—	—	3,318	4,773	262	5,597

(Loss) income before income taxes and discontinued operations	(150,778)	67,551	73,177	94,931	131,220	107,540	66,560
(Benefit from) provision for income taxes and discontinued operations	(24,094)	20,297	22,133	31,663	46,773	37,805	23,270

(Loss) income from continuing operations	(126,684)	47,214	51,044	63,268	84,447	69,735	43,290
Income from discontinued operations, net of tax	—	—	—	—	—	—	3,876

Net (loss) income	(126,684)	47,214	51,044	63,268	84,447	69,735	47,166
Preferred stock dividends	9,632	—	1,620	—	—	—	—
Dividends and undistributed earnings allocated to participating securities	22	149	154	187	192	85	63

Net (loss) earnings available to common shareholders	$(136,338)	$ 47,065	$ 49,270	$ 63,081	$ 84,255	$ 69,650	$ 47,103

(In thousands, except per share data)	As of and for the nine months ended September 30,		As of and for the year ended December 31,
	2009	2008	2008	2007	2006	2005	2004

Selected balance sheet items:
Total assets	$9,204,346	$8,327,633	$8,597,550	$8,340,053	$7,344,236	$5,360,639	$4,873,035
Earning assets	8,228,689	7,182,585	7,491,498	7,146,841	6,287,202	4,636,334	4,215,927
Loans and leases	6,071,042	6,161,541	6,131,374	6,055,635	5,361,862	3,921,631	3,467,904
Deposits	7,215,821	6,493,671	6,588,935	6,589,326	5,840,294	4,286,266	3,799,107
Term debt	76,329	206,694	206,531	73,927	9,513	3,184	88,451
Junior subordinated debentures, at fair value	81,992	101,247	92,520	131,686	—	—	—
Junior subordinated debentures, at amortized cost	103,269	103,879	103,655	104,680	203,688	165,725	166,256
Common shareholders’ equity	1,402,371	1,247,068	1,284,830	1,239,938	1,156,211	738,261	687,613
Total shareholders’ equity	1,606,150	1,247,068	1,487,008	1,239,938	1,156,211	738,261	687,613
Common shares outstanding	86,781	60,124	60,146	59,980	58,080	44,556	44,211

Per common share:
Basic (loss) earnings	$ (2.10)	$ 0.78	$ 0.82	$ 1.05	$ 1.61	$ 1.57	$ 1.32
Diluted (loss) earnings	(2.10)	0.78	0.82	1.04	1.59	1.55	1.30
Basic (loss) earnings—continuing operations	(2.10)	0.78	0.82	1.05	1.61	1.57	1.21
Diluted (loss) earnings—continuing operations	(2.10)	0.78	0.82	1.04	1.59	1.55	1.19
Book value	16.16	20.74	21.36	20.67	19.91	16.57	15.55
Tangible book value(1)	8.76	8.10	8.76	7.92	8.21	7.40	6.31
Cash dividends declared	0.15	0.57	0.62	0.74	0.60	0.32	0.22

Performance ratios:
Return on average assets(2)	-2.06%	0.76%	0.59%	0.80%	1.31%	1.38%	1.20%
Return on average common shareholders’ equity(3)	-14.20%	5.02%	3.93%	5.16%	8.68%	9.79%	9.60%
Return on average tangible common shareholders’ equity(4)	-32.21%	12.84%	9.99%	13.05%	20.79%	22.88%	22.24%
Efficiency ratio(5)	102.51%	52.42%	54.08%	60.62%	57.32%	56.92%	60.52%
Efficiency ratio— Bank(5),(6)	64.06%	54.93%	56.34%	56.55%	51.96%	52.46%	53.43%

(In thousands, except per share data)	As of and for the nine months ended September 30,		As of and for the year ended December 31,
	2009	2008	2008	2007	2006	2005	2004

Average common shareholders’ equity to average assets	14.49%	15.06%	15.04%	15.48%	15.04%	14.08%	12.52%
Leverage ratio(7)	13.73%	9.48%	12.38%	9.24%	10.28%	10.09%	9.55%
Net interest margin (fully tax equivalent)(8)	4.11%	4.08%	4.07%	4.24%	4.74%	4.84%	4.68%
Non-interest revenue to total net revenue	20.39%	28.41%	26.95%	18.48%	16.96%	18.57%	20.65%
Dividend payout ratio(9)	-7%	73%	75.61%	70.48%	37.27%	20.38%	16.67%

Asset quality:
Non-performing loans	$ 129,328	$ 118,301	$ 133,366	$ 91,099	$ 9,058	$ 6,440	$ 22,573
Non-performing assets	156,033	138,054	161,264	98,042	9,058	7,563	23,552
Allowance for loan and lease losses	103,136	93,982	95,865	84,904	60,090	43,885	44,229
Net charge-offs	133,260	66,645	96,717	21,994	574	2,812	4,485
Non-performing loans to total loans	2.13%	1.92%	2.18%	1.50%	0.17%	0.16%	0.65%
Non-performing assets to total assets	1.70%	1.66%	1.88%	1.18%	0.12%	0.14%	0.48%
Allowance for loan and lease losses to total loans and leases	1.70%	1.53%	1.56%	1.40%	1.12%	1.12%	1.28%
Allowance for credit losses to total loans	1.71%	1.54%	1.58%	1.42%	1.15%	1.16%	1.31%
Net charge-offs to average loans and leases	2.91%	1.46%	1.58%	0.38%	0.01%	0.08%	0.17%

(1)	Average common shareholders’ equity less average intangible assets divided by shares outstanding at the end of the year.

(2)	Net earnings available to common shareholders divided by average assets.

(3)	Net earnings available to common shareholders divided by average common shareholders’ equity.

(4)	Net earnings available to common shareholders divided by average common shareholders’ equity less average intangible assets. See “Reconciliation of non-GAAP financial measures” beginning on page S-7.

(5)	Non-interest expense divided by the sum of net interest income (fully tax equivalent) and non-interest income.

(6)	Excludes merger-related expenses and goodwill impairment.

(7)	Tier 1 capital divided by leverage assets. Leverage assets are defined as quarterly average total assets, net of goodwill, intangibles and certain other items as required by the Federal Reserve.

(8)	Net interest margin (fully tax equivalent) is calculated by dividing net interest income (fully tax equivalent) by average interest-earning assets.

(9)	Dividends declared per common share divided by basic earnings per common share.

Capitalization

The following table sets forth our consolidated capitalization as of September 30, 2009:

•	on an actual basis;

•	as adjusted to give effect to:

•	the sale of 7,500,000 shares of common stock at a price of $ per share, for total net proceeds of approximately $ million after deducting underwriting commissions and expenses; and

•	in a concurrent offering, the sale of depositary shares at a price of $ per share, for total net proceeds of approximately $ million after deducting underwriting commissions and expenses; and

•	as further adjusted to give effect to:

•	the transactions described above; and

•

the use of the net proceeds from this offering, and the concurrent offering of our depositary shares, to redeem the Fixed Rate Cumulative Perpetual Preferred Stock, Series A for the aggregate liquidation amount thereof (plus accrued and unpaid dividends, the payment of which is not reflected in the table below), as described under “Use of Proceeds” in this prospectus supplement.

This information should be read together with our unaudited consolidated financial statements and other financial information set forth in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 and incorporated by reference in this prospectus supplement and the accompanying prospectus.

As of September 30, 2009 (in thousands)	Actual	As adjusted(1)	As further adjusted(1)(2)

Long-term debt:
Term debt	$ 76,329	$	$
Junior subordinated debentures, at fair value	81,992
Junior subordinated debentures, at amortized cost	103,269
Total long-term debt	$ 261,590	$	$

Shareholders’ equity:
Preferred stock	$ 203,779	$	$
Common stock	1,252,786
Retained earnings	118,204
Accumulated other comprehensive income	31,381
Total shareholders’ equity	$1,606,150	$	$

Capital ratios:
Tier 1 capital ratio	16.35%	%	%
Total capital ratio	17.60%	%	%
Leverage ratio	13.73%	%	%

(1)	Assumes that the over-allotment has not been exercised.

(2)	Assumes that the proceeds of this offering and the concurrent offering of depositary shares are used to redeem all of the outstanding shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A.

Risk factors

An investment in our common stock involves risks. The following risk factors relate to our business and this offering. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition, results of operations or prospects could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. This prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein or therein, also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus supplement.

Risks related to our business and operating environment

Difficult market conditions have adversely affected and may continue to have an adverse affect on our industry.

The capital and credit markets have been experiencing unprecedented volatility and disruption for more than twenty four months. Dramatic declines in the housing market over the past twenty four months, with falling home prices and increasing foreclosures, unemployment and under-employment, have negatively impacted the credit performance of mortgage loans and resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities as well as major commercial and investment banks. These write-downs have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to fail. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced or ceased providing funding to borrowers, including to other financial institutions. This market turmoil and tightening of credit have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally. The resulting economic pressure on consumers and lack of confidence in the financial markets has adversely affected our business, financial condition and results of operations. We do not expect that the difficult conditions in the financial markets are likely to improve in the near future. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on us and others in the financial institutions industry. In particular, we may face the following risks in connection with these events:

•

We expect to face increased regulation of our industry, including as a result of the Emergency Economic Stabilization Act of 2008 (the “EESA”) and the American Recovery and Reinvestment Act of 2009 (the “ARRA”). Compliance with such regulation may increase our costs and limit our ability to pursue business opportunities.

•

Our ability to assess the creditworthiness of our customers may be impaired if the models and approaches we use to select, manage, and underwrite our customers become less predictive of future performance.

•	The process we use to estimate losses inherent in our loan portfolio requires difficult, subjective, and complex judgments, including forecasts of economic conditions and how these economic predictions might impair the ability of our borrowers to repay their loans, which process may no longer be capable of accurate estimation and may, in turn, impact its reliability.

•	In the future, we may be required to pay significantly higher Federal Deposit Insurance Corporation (“FDIC”) premiums if losses further deplete the FDIC deposit insurance fund.

•	There may be downward pressure on our stock price.

•	Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions and government sponsored entities.

•	We may face increased competition due to intensified consolidation of the financial services industry.

If current levels of market disruption and volatility continue or worsen, there can be no assurance that we will not experience an adverse effect, which may be material, on our ability to access capital and on our business, financial condition and results of operations.

The majority of our assets are loans, which if not repaid would result in losses to the Bank.

The Bank, like other lenders, is subject to credit risk, which is the risk of losing principal or interest due to borrowers’ failure to repay loans in accordance with their terms. Underwriting and documentation controls do not always work properly. A downturn in the economy or the real estate market in our market areas or a rapid increase in interest rates could have a negative effect on collateral values and borrowers’ ability to repay. To the extent loans are not paid timely by borrowers, the loans are placed on non-accrual status, thereby reducing interest income. Further, under these circumstances, an additional provision for loan and lease losses or unfunded commitments may be required. See Management’s Discussion and Analysis of Financial Condition and Results of Operations—“Allowance for Loan and Lease Losses and Reserve for Unfunded Commitments”, “Provision for Loan and Lease Losses” and “Asset Quality and Non-Performing Assets”, included in our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q incorporated by reference herein.

A large percentage of our loan portfolio is secured by real estate, in particular commercial real estate. Continued deterioration in the real estate market or other segments of our loan portfolio would lead to additional losses, which could have a material adverse effect on our business, financial condition and results of operations.

As of December 31, 2009, approximately 81% of our loan portfolio is secured by real estate, the majority of which is commercial real estate. As a result of increased levels of commercial and consumer delinquencies and declining real estate values, we have experienced increasing levels of net charge-offs and allowances for loan and lease reserves. Continued increases in commercial and consumer delinquency levels or continued declines in real estate market values would require increased net charge-offs and increases in the allowance for loan and lease losses, which could have a material adverse effect on our business, financial condition and results of operations and prospects.

Continued deterioration in the real estate market could result in loans that we have restructured to become delinquent and classified as non-accrual loans.

At December 31, 2009, impaired loans of $134.4 million were classified as performing restructured loans. We restructured these loans in response to borrower financial difficulty, and generally provided for a temporary modification of loan repayment terms. Loans are reported as restructured when we grant concessions to a borrower experiencing financial difficulties that we would not otherwise consider. Examples of such concessions include a reduction in the loan rate, forgiveness of principal or accrued interest, extending the maturity dates or providing a lower interest rate than would be normally available for a transaction of similar risk. In exchange for these concessions, at the time the loan is restructured, we require additional collateral to bring the loan to value to no more than 100%. A further decline in the economic conditions in our general market areas or other factors could adversely impact borrowers with restructured loans and cause borrowers to become delinquent or otherwise default or call into question their ability to repay full interest and principal in accordance with the restructured terms, which would result in the restructured loan being reclassified as non-accrual.

The effects of the current economic recession have been particularly severe in our primary market areas in the Pacific Northwest and Northern California.

Substantially all of our loans are to businesses and individuals in Northern California, Oregon and Washington. The Pacific Northwest has one of the nation’s highest unemployment rates and major employers in Oregon and Washington have recently implemented substantial employee layoffs or scaled back growth plans. Severe declines in housing prices and property values have been particularly acute in our primary market areas. The State of California continues to face fiscal challenges, the long-term effects of which on the State’s economy cannot be predicted. A further deterioration in the economic conditions or a prolonged delay in economic recovery in our primary market areas could result in the following consequences, any of which could materially and adversely affect our business: loan delinquencies may increase; problem assets and foreclosures may increase resulting in further price pressures on valuations generally; demand for our products and services may decrease; low cost or noninterest bearing deposits may decrease; and collateral for loans made by us, especially real estate, may decline in value, in turn reducing customers’ borrowing power, and reducing the value of assets and collateral associated with our existing loans.

FDIC-assisted acquisition opportunities may not become available and increased competition may make it more difficult for us to successfully bid on failed bank transactions.

A part of our near-term business strategy is to pursue failing banks that the FDIC plans to place in receivership. The FDIC may not place banks that meet our strategic objectives into receivership. Failed bank transactions are attractive opportunities in part because of loss sharing arrangements with the FDIC that limit the acquirer’s downside risk on the purchased loan portfolio and, apart from our assumption of deposit liabilities, we have significant discretion as to the non-deposit liabilities that we assume. In addition, assets purchased from the FDIC are marked to their fair value and in many cases there is little or no addition to goodwill arising from an FDIC-assisted transaction. The bidding process for failing banks could become very competitive and the FDIC does not provide information about bids until after the failing bank is closed. We may not be able to match or beat the bids of other acquirers unless we bid aggressively by increasing the premium paid on assumed deposits or reducing the discount bid on assets purchased, which could make the acquisition less attractive.

A rapid change in interest rates could make it difficult to maintain our current interest income spread and could result in reduced earnings.

Our earnings are largely derived from net interest income, which is interest income and fees earned on loans and investments, less interest paid on deposits and other borrowings. Interest rates are highly sensitive to many factors that are beyond the control of our management, including general economic conditions and the policies of various governmental and regulatory authorities. As interest rates change, net interest income is affected. With fixed rate assets (such as fixed rate loans and most investment securities) and liabilities (such as certificates of deposit), the effect on net interest income depends on the cash flows associated with the maturity of the asset or liability. Asset/liability management policies may not be successfully implemented and from time to time our risk position is not balanced. An unanticipated rapid decrease or increase in interest rates could have an adverse effect on the spreads between the interest rates earned on assets and the rates of interest paid on liabilities, and therefore on the level of net interest income. For instance, any rapid increase in interest rates in the future could result in interest expense increasing faster than interest income because of fixed rate loans and longer-term investments. Further, substantially higher interest rates generally reduce loan demand and may result in slower loan growth than previously experienced. See Management’s Discussion and Analysis of Financial Condition and Results of Operations—“Quantitative and Qualitative Disclosures about Market Risk”, included in our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q incorporated by reference herein.

Interest rate volatility and credit risk adjusted rate spreads may impact our financial assets and liabilities measured at fair value, particularly the fair value of our junior subordinated debentures.

The widening of the credit risk adjusted rate spreads on potential new issuances of junior subordinated debentures above our contractual spreads and recent reductions in three month LIBOR rates have contributed to positive fair value adjustments in our junior subordinated debentures carried at fair value over the last three years. Tightening of these credit risk adjusted rate spreads and interest rate volatility may result in recognizing negative fair value adjustments in the future.

Recent legislative and regulatory initiatives to support the financial services industry have been coupled with numerous restrictions and requirements that could detrimentally affect the Company’s business and require us to raise additional capital.

In addition to the U.S. Treasury’s Capital Purchase Program (“CPP”) under the Troubled Asset Relief Program (“TARP”) announced in the fall of 2008, the U.S. Treasury and the FDIC have taken further steps to support and regulate the financial services industry, that include enhancing the liquidity support available to financial institutions, establishing a commercial paper funding facility, temporarily guaranteeing money market funds and certain types of debt issuances, and increasing insurance on bank deposits. Also, the U.S. Congress, through the EESA and the ARRA, have imposed a number of restrictions and limitations on the operations of financial services firms participating in the federal programs. These programs subject us and other financial institutions who participate in them to additional restrictions, oversight, reporting obligations and costs, which could have an adverse impact on our business, financial condition, results of operations or the price of our common stock. In addition, new proposals for legislation continue to be introduced in the U.S. Congress that could further substantially increase regulation of the financial services industry and impose restrictions on the ability of firms within the industry to conduct business consistent with historical practices, including aspects such as compensation, interest rates, new and inconsistent consumer protection regulations and mortgage regulation, among others. Federal and state legislatures could also adopt laws reducing the amount that borrowers are otherwise contractually required to pay under existing loan contracts or require lenders to extend or restructure certain loans. Federal and state regulatory agencies also frequently adopt changes to their regulations or change the manner in which existing regulations are applied.

We cannot predict the substance or impact of pending or future legislation or regulation, or the application thereof. Compliance with such current and potential regulation and scrutiny may significantly increase our costs, impede the efficiency of our internal business processes, require us to increase our regulatory capital and limit our ability to pursue business opportunities in an efficient manner. In response, we may be required to or choose to raise additional capital, which could have a dilutive effect on the existing holders of our common stock and adversely affect the market price of our common stock.

We may be required to raise additional capital in the future, but that capital may not be available when it is needed, or it may only be available on unacceptable terms, which could adversely affect our financial condition and results of operations.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations or to support future FDIC-assisted acquisitions. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we may not be able to raise additional capital, if needed, on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations and pursue our growth strategy could be materially impaired.

Conditions in the financial markets may limit our access to additional funding to meet our liquidity needs.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale or pledging as collateral of loans and other assets could have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities could be impaired by factors that affect us specifically or the financial services industry in general. An adverse regulatory action against us could detrimentally impact our access to liquidity sources. Our ability to borrow could also be impaired by factors that are nonspecific to us, such as severe disruption of the financial markets or negative news and expectations about the prospects for the financial services industry as a whole as evidenced by recent turmoil in the domestic and worldwide credit markets.

Our wholesale funding sources may prove insufficient to support our future growth or an unexpected reduction in deposits.

We must maintain sufficient funds to respond to the needs of depositors and borrowers. As a part of our liquidity management, we use a number of funding sources in addition to core deposit growth and repayments and maturities of loans and investments. If we continue to grow more rapidly than any increase in our deposit balances, we are likely to become more dependent on these sources, which include Federal Home Loan Bank advances, proceeds from the sale of loans and liquidity resources at the holding company. Our financial flexibility will be severely constrained if we are unable to maintain our access to funding or if adequate financing is not available to accommodate future growth at acceptable interest rates. If we are required to rely more heavily on more expensive funding sources to support future growth, our revenues may not increase proportionately to cover our costs, and our profitability would be adversely affected.

As a bank holding company that conducts substantially all of our operations through Umpqua Bank, our banking subsidiary, our ability to pay dividends, repurchase our shares or to repay our indebtedness depends upon liquid assets held by the holding company and the results of operations of our subsidiaries.

Umpqua Holdings Corporation is a separate and distinct legal entity from our subsidiaries and it receives substantially all of its revenue from dividends paid from Umpqua Bank. There are legal limitations on the extent to which the Bank may extend credit, pay dividends or otherwise supply funds to, or engage in transactions with, us. Our inability to receive dividends from the Bank could adversely affect our business, financial condition, results of operations and prospects.

Our net income depends primarily upon Umpqua Bank’s net interest income, which is the income that remains after deducting from total income generated by earning assets the expense attributable to the acquisition of the funds required to support earning assets (primarily interest paid on deposits). The amount of interest income is dependent on many factors including the volume of earning assets, the general level of interest rates, the dynamics of changes in interest rates and the levels of nonperforming loans. All of those factors affect the Bank’s ability to pay dividends to the holding company.

Various statutory provisions restrict the amount of dividends the Bank can pay to us without regulatory approval. The Bank may not pay cash dividends if that payment could reduce the amount of its capital below that necessary to meet the “adequately capitalized” level in accordance with regulatory capital requirements. It is also possible that, depending upon the financial condition of the Bank and other factors, regulatory authorities could conclude that payment of dividends or other payments, including payments to us, is an unsafe or unsound practice and impose restrictions or prohibit such payments. Under Oregon law, the Bank may not pay dividends in excess of unreserved retained earnings, deducting therefrom, to the extent not already charged against earnings or reflected in a reserve, the following: (1) all bad debts, which are debts on which interest is past due and unpaid for at least six months, unless the debt is fully secured and in the process of collection; (2) all other assets charged-off as required by Oregon bank regulators or a state or federal examiner; and (3) all accrued expenses, interest and taxes of the institution. The Federal Reserve has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve’s view that a bank holding company should pay cash dividends only to the extent that its net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the holding company’s capital needs, asset quality and overall financial condition.

A significant decline in the company’s market value could result in an impairment of goodwill.

Recently, the Company’s common stock has been trading at a price below its book value, including goodwill and other intangible assets. The valuation of goodwill is determined using discounted cash flows of forecasted earnings, estimated sales price based on recent observable market transactions and market capitalization based on current stock price. If impairment was deemed to exist, a write down of the asset would occur with a charge to earnings. In the second quarter 2009 we recognized a goodwill impairment charge of $112.0 million related to our Community Banking operating segment. See Management’s Discussion and Analysis of Financial Condition and Results of Operations— “Goodwill and Other Intangible Assets”, included in our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q incorporated by reference herein.

A deferred tax asset position comprises $16.9 million of our total assets at December 31, 2009, and we are required to assess the recoverability of this asset on an ongoing basis.

Deferred tax assets are evaluated on a quarterly basis to determine if they are expected to be recoverable in the future. Our evaluation considers positive and negative evidence to assess whether it is more likely than not that a portion of the asset will not be realized. The risk of a valuation allowance increases if continuing operating losses are incurred. Future negative operating performance or other negative evidence may result in a valuation allowance being recorded against some or all of this amount. A valuation allowance on our deferred tax asset could have a material adverse impact on our capital and our results of operations.

We are pursuing an aggressive growth strategy that is expected to include mergers and acquisitions, which could create integration risks.

Umpqua is among the fastest-growing community financial services organizations in the United States. Since 2000, we have completed the acquisition and integration of seven other financial institutions. There is no assurance that future acquisitions will be successfully integrated. We have announced our intent to pursue FDIC-assisted acquisition opportunities and to open new stores in Oregon, Washington and California, and to continue our growth strategy. If we pursue our growth strategy too aggressively, or if factors beyond management’s control divert attention away from our integration plans, we might not be able to realize some or all of the anticipated benefits. Moreover, we are dependent on the efforts of key personnel to achieve the synergies associated with our acquisitions. The loss of one or more of our key persons could have a material adverse effect upon our ability to achieve the anticipated benefits.

Because of our participation in the Troubled Asset Relief Program, we are subject to several restrictions including restrictions on our ability to declare or pay dividends and repurchase our shares as well as restrictions on compensation paid to our executives.

On November 14, 2008, in exchange for an aggregate purchase price of $214,181,000, we issued and sold to the U.S. Treasury, pursuant to the TARP Capital Purchase Program: (i) 214,181 shares of the Fixed Rate Cumulative Perpetual Preferred Stock, Series A, no par value per share and liquidation preference $1,000 per share (“Series A Preferred Stock”) and (ii) a warrant to purchase up to 2,221,795 shares of our common stock (recently adjusted to 1,110,898 shares), no par value per share (the “Warrant”). We have sought regulatory approval to redeem the Series A Preferred Stock and will seek to repurchase the Warrant. Until we redeem the Series A Preferred Stock, our ability to declare or pay dividends on any of our shares is limited. Specifically, we are unable to declare dividend payments on common, junior preferred or pari passu preferred shares if we are in arrears on the dividends on the Series A Preferred Stock. Further, we are not permitted to increase dividends on our common stock above the amount of the last quarterly cash dividend per share declared prior to October 14, 2008 ($0.19 per share) without the Treasury’s approval until the third anniversary of the investment unless all of the Series A Preferred Stock has been redeemed or transferred. In addition, our ability to repurchase our shares is restricted. The Treasury’s consent is generally required for us to make any stock repurchase until the third anniversary of the investment by the Treasury unless all of the Series A Preferred Stock has been redeemed or transferred. Further, common, junior preferred or pari passu preferred shares may not be repurchased if we are in arrears on the Series A Preferred Stock dividends.

We are subject to TARP rules and standards governing executive compensation, which generally apply to our Chief Executive Officer, Chief Financial Officer and the three next most highly compensated senior executive officers. The standards include (1) ensuring that incentive compensation for senior executives does not encourage unnecessary and excessive risks that threaten the value of the financial institution; (2) required clawback of any bonus or incentive compensation paid to a senior executive based on statements of earnings, gains or other criteria that are later proven to be materially inaccurate; (3) prohibition on making golden parachute payments to senior executives; (4) agreement not to deduct for tax purposes executive compensation in excess of $500,000 for each senior executive; and (5) bonus and incentive compensation restrictions. In particular, the change to the deductibility limit on executive compensation will likely increase the overall cost of our compensation programs in future periods.

The financial services industry is highly competitive.

We face pricing competition for loans and deposits. We also face competition with respect to customer convenience, product lines, accessibility of service and service capabilities. Our most direct competition comes from other banks, brokerages, mortgage companies and savings institutions. We also face competition from credit unions, government-sponsored enterprises, mutual fund companies, insurance companies and other non-bank businesses. This significant competition in attracting and retaining deposits and making loans as well as in providing other financial services throughout our market area may impact future earnings and growth.

Involvement in non-bank business creates risks associated with the securities industry.

Umpqua Investments’ retail brokerage operations present special risks not borne by community banks that focus exclusively on community banking. For example, the brokerage industry is subject to fluctuations in the stock market that may have a significant adverse impact on transaction fees, customer activity and investment portfolio gains and losses. Likewise, additional or modified regulations may adversely affect Umpqua Investments’ operations. Umpqua Investments is also dependent on a small number of established brokers, whose departure could result in the loss of a significant number of customer accounts. A significant decline in fees and commissions or trading losses suffered in the investment portfolio could adversely affect Umpqua Investments’ income and potentially require the contribution of additional capital to support its operations. Umpqua Investments is subject to claim arbitration risk arising from customers who claim their investments were not suitable or that their portfolios were too actively traded. These risks increase when the market, as a whole, declines. The risks associated with retail brokerage may not be supported by the income generated by those operations. See Management’s Discussion and Analysis of Financial Condition and Results of Operations—“Non-interest Income”, included in our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q incorporated by reference herein.

Our banking and brokerage operations are subject to extensive government regulation that is expected to become more burdensome, increase our costs and make us less competitive compared to financial services firms that are not subject to the same regulation.

We and our subsidiaries are subject to extensive regulation under federal and state laws. These laws and regulations are primarily intended to protect customers, depositors and the deposit insurance fund, rather than shareholders. The Bank is an Oregon state-chartered commercial bank whose primary regulator is the Oregon Division of Finance and Corporate Securities. The Bank is also subject to the supervision by and the regulations of the Washington Department of Financial Institutions, the California Department of Financial Institutions and the FDIC, which insures bank deposits. Umpqua Investments is subject to extensive regulation by the Securities and Exchange Commission (“SEC”) and the Financial Industry Regulatory Authority. Umpqua is subject to regulation and supervision by the Board of Governors of the Federal Reserve System, the SEC and NASDAQ. Federal and state regulations may place banks and brokerage firms at a competitive disadvantage compared to less regulated competitors such as finance companies, credit unions, mortgage banking companies and leasing companies. There is also the possibility that laws could be enacted that would prohibit a company from controlling both an FDIC-insured bank and a broker dealer, or restrict their activities if under common ownership. If we receive less than satisfactory results on regulatory examinations, we could be restricted from making acquisitions, adding new stores, developing new lines of business or otherwise continuing our growth strategy for a period of time. Future changes in federal and state banking and brokerage regulations could adversely affect our operating results and ability to continue to compete effectively.

The value of the securities in our investment securities portfolio may be negatively affected by continued disruptions in securities markets.

The market for some of the investment securities held in our portfolio has become extremely volatile over the past two years. Volatile market conditions or deteriorating financial performance of the issuer or obligor may detrimentally affect the value of these securities. There can be no assurance that the declines in market value associated with these disruptions will not result in other-than-temporary or permanent impairments of these assets, which would lead to accounting charges that could have a material adverse effect on our net income and capital levels.

The volatility of our mortgage banking business can adversely affect earnings if our mitigating strategies are not successful.

Changes in interest rates greatly affect the mortgage banking business. One of the principal risks in this area is prepayment of mortgages and the consequent detrimental effect on the value of mortgage servicing rights. We may employ hedging strategies to mitigate this risk but if the hedging decisions and strategies are not successful, our net income could be adversely affected. See Management’s Discussion and Analysis of Financial Condition and Results of Operations—“Mortgage Servicing Rights”, included in our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q incorporated by reference herein.

Our business is highly reliant on technology and our ability to manage the operational risks associated with technology.

We depend on internal and outsourced technology to support all aspects of our business operations. Interruption or failure of these systems creates a risk of business loss such as civil fines or damage claims from privacy breaches and adverse customer experience. Risk management programs are expensive to maintain and will not protect the Company from all risks associated with maintaining the security of customer information, proprietary data, external and internal intrusions, disaster recovery and failures in the controls used by vendors.

Our business is highly reliant on third party vendors and our ability to manage the operational risks associated with outsourcing those services.

We rely on third parties to provide services that are integral to our operations. These third party service providers support our operations and our sales efforts. Any disruption in the services provided by these third parties, or any reputational risk or damage they may suffer as a result of such disruptions could have an adverse effect on our reputation, operations and our ability to meet the needs of our customers. In our asset management business, we have a business alliance with Ferguson Wellman, a registered investment advisor to whom we refer customers for investment advice and asset management services. We cannot be sure that we will be able to maintain these relationships on favorable terms. We are dependent on third party service providers for data processing and information processing services that support our day-to-day banking and brokerage services. Some of these providers are associated with our competitors. The loss of these third party relationships could produce disruption of service and significant costs in connection with replacing these services.

Store construction can disrupt banking activities and may not be completed on time or within budget, which could result in reduced earnings.

The Bank has, over the past several years, been transformed from a traditional community bank into a community-oriented financial services retailer. We have announced plans to build new stores in Oregon, Washington and California as part of our de novo branching strategy. This includes our strategy of building “Neighborhood Stores.” We also continue to remodel acquired bank branches to resemble retail stores that include distinct physical areas or boutiques such as a “serious about service center,” an “investment opportunity center” and a “computer cafe.” Store construction involves significant expense and risks associated with locating store sites and delays in obtaining permits and completing construction. Remodeling involves significant expense, disrupts banking activities during the remodeling period, and presents a new look and feel to the banking services and products being offered. Financial constraints may delay remodeling projects. Customers may not react favorably to the construction-related activities or the remodeled look and feel. There are risks that construction or remodeling costs will exceed forecasted budgets and that there may be delays in completing the projects, which could cause disruption in those markets.

Changes in accounting standards may impact how we report our financial condition and results of operations.

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. From time to time the Financial Accounting Standards Board changes the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can be difficult to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in a restatement of prior period financial statements.

Risks related to this offering

Sales of a significant number of shares of our common stock or grants of equity interests, could depress the market price of our common stock.

Sales of a substantial number of shares of our common stock or our depositary shares, or grants of options, warrants or other equity interests could adversely affect the market price of our common stock. We may issue equity securities in the future for a number of reasons, including to finance our operations and business strategy, to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of outstanding warrants or options or for other reasons. We cannot predict the effect that future sales of our common stock would have on the market price of our common stock.

Our stock price has been and is likely to be volatile.

The trading price of our common stock has been and is likely to be highly volatile and subject to wide fluctuations in price. This volatility is in response to various factors, many of which are beyond our control, including:

•	actual or anticipated variations in quarterly operating results from historical results or estimates of results prepared by securities analysts;

•	announcements of new services or products by us or our competitors;

•	announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	conditions or trends in financial industry;

• changes in regulatory requirements around capital, TARP repayment, bank operations and earnings;

•	additions or departures of key personnel;

•	general economic conditions and interest rates;

•

instability in the United States and other financial markets and the ongoing and possible escalation of unrest in the Middle East, other armed hostilities or further acts or threats of terrorism in the United States or elsewhere;

•	sales of our common stock;

•

the potential impact of the secondary trading of our stock on foreign exchanges which are subject to less regulatory oversight than The NASDAQ Global Select Market, without our permission, and the activity of the market makers of our stock on such exchanges, including the risk that such market makers may engage in naked short sales and/or other trading practices which may artificially depress or otherwise affect the price of our common stock on The NASDAQ Global Select Market;

•	earnings estimates and recommendations of securities analysts;

•	the performance and stock price of other companies that investors and analysts deem comparable to us; and

•	the safety and soundness or perceived safety and soundness of the banking industry.

In addition, the stock market in general, and The NASDAQ Global Select Market and the market for commercial banks and other financial services companies in particular, has experienced significant price and volume fluctuations that sometimes have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs, potential liabilities and the diversion of management’s attention and resources. As a result of these factors, among others, the value of your investment may decline, and you may be unable to sell your shares of our common stock at or above the offering price.

Anti-takeover provisions in our restated articles of incorporation and bylaws and Oregon law could make a third party acquisition of us difficult.

Our restated articles of incorporation contain provisions that could make it more difficult for a third party to acquire us (even if doing so would be beneficial to our stockholders) and for holders of our common stock to receive any related takeover premium for their common stock. We are also subject to certain provisions of Oregon law that could delay, deter or prevent a change in control of us. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. See “Description of Capital Stock.”

We may invest or spend the proceeds in this offering in ways with which you may not agree and in ways that may not earn a profit.

We expect to use the net proceeds from the sale of our common stock, together with the net proceeds from the concurrent offering of depositary shares, to redeem the Series A Preferred Stock issued to the U.S. Treasury under the TARP Capital Purchase Program and for general corporate purposes, which may include capital to support growth and FDIC-assisted acquisition opportunities. However, we will retain broad discretion over the use of the proceeds from this offering and may use them for purposes other than those contemplated at the time of this offering. You may not agree with the ways we decide to use these proceeds, and our use of the proceeds may not yield any profits.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

If you purchase shares in this offering, the value of your shares based on our actual tangible book value will immediately be less than the offering price you paid. Investors purchasing stock in this offering may receive significantly less than the purchase price paid in this offering in the event of liquidation of the company at or about our tangible book value. Investors will incur additional dilution upon the exercise of stock options or other equity-based awards under our equity incentive plans at prices less than our pro forma tangible book value following the offering.

In addition, if we issue additional shares, including options, warrants, preferred stock or other convertible securities, in the future to acquired entities and their equity holders, our business associates, or other strategic partners or in follow-on public and private offerings, the newly issued shares will dilute your percentage ownership of our company.

Our ability to pay dividends depends upon the results of operations of our subsidiaries.

Although we have historically paid a quarterly cash dividend to the holders of our common stock, holders of our common stock are not entitled to receive dividends. Downturns in the economy could cause our board of directors to consider, among other things, the reduction of dividends paid on our common stock. This could adversely affect the market price of our common stock. Our board of directors decided to reduce the dividend on our common stock, commencing in the fourth quarter of 2008, and our board of directors could decide to further reduce the dividends on our common stock. Additionally, the terms of the Series A Preferred Stock issued to the U.S. Treasury prohibit us from paying dividends in excess of $0.19 per share per quarter. See “Dividend Policy.”

There can be no assurance when the Series A Preferred Stock can be redeemed and the Warrant can be repurchased.

We have sought regulatory approval to redeem the Series A Preferred Stock and intend to repurchase the Warrant, and use the net proceeds from this offering, together with the net proceeds from the concurrent offering of depositary shares, to do so, as described in “Use of Proceeds.” There can be no assurance that we will receive regulatory approval to do so. Until the Series A Preferred Stock is redeemed and the Warrant is repurchased, we will remain subject to the terms and conditions set forth in the Securities Purchase Agreement, the Series A Preferred Stock and the Warrant.

The common stock is equity and is subordinate to our existing and future indebtedness and preferred stock and effectively subordinated to all the indebtedness.

Shares of the common stock are equity interests in us and do not constitute indebtedness. As such, shares of the common stock will rank junior to all of our indebtedness and to other non-equity claims against us and our assets available to satisfy claims against us, including in our liquidation. Additionally, holders of our common stock are subject to the prior dividend and liquidation rights of holders of our outstanding preferred stock, if any. The Series A Preferred Stock held by the U.S. Treasury has an aggregate liquidation preference of $214.2 million. Our board of directors is authorized to issue additional classes or series of preferred stock without any action on the part of the holders of our common stock and we are permitted to incur additional debt. Upon liquidation, lenders and holders of our debt securities and preferred stock would receive distributions of our available assets prior to holders of our common stock.

Use of proceeds

We estimate that the net proceeds of this offering will be approximately $     million (or $     million upon the exercise of the over-allotment option in full), based on the public offering price of $     per share, after deducting underwriting commissions and expenses. We expect to use the net proceeds from the sale of our common stock, together with the net proceeds from the concurrent offering of depositary shares described herein, to redeem the Series A Preferred Stock issued to the U.S. Treasury under the TARP Capital Purchase Program upon receipt of regulatory approval, to fund FDIC-assisted acquisition opportunities and for general corporate purposes.

Price range of common stock

Our Common Stock is traded on The NASDAQ Global Select Market under the symbol “UMPQ.” The following table presents the high and low sales prices of our common stock for each period, based on inter-dealer prices that do not include retail mark-ups, mark-downs or commissions, and cash dividends declared per share of common stock for each period:

Quarter ended	High	Low	Cash dividend per share

December 31, 2009	$13.73	$ 9.41	$0.05
September 30, 2009	$11.84	$ 6.95	$0.05
June 30, 2009	$12.11	$ 7.58	$0.05
March 31, 2009	$14.54	$ 6.68	$0.05

December 31, 2008	$18.40	$10.14	$0.05
September 30, 2008	$23.10	$ 8.57	$0.19
June 30, 2008	$16.97	$11.43	$0.19
March 31, 2008	$17.06	$12.00	$0.19

December 31, 2007	$20.95	$14.15	$0.19
September 30, 2007	$24.80	$18.52	$0.19
June 30, 2007	$27.00	$23.27	$0.18
March 31, 2007	$30.00	$25.39	$0.18

The closing sales price per share of our common stock on February 1, 2010 was $11.86. The highest sales price from January 1, 2010 through February 1, 2010 was $14.24, and the lowest in that time period was $11.69.

Dividend policy

On December 19, 2008, we declared a quarterly cash dividend and announced that the Board of Directors had lowered the quarterly dividend to $0.05 per common share. This decrease was made pursuant to our existing dividend policy and in consideration of, among other things, earnings, regulatory capital levels, the overall payout ratio and expected asset growth. We expect that the dividend rate will be reassessed on a quarterly basis by the Board of Directors in accordance with the dividend policy. On each of March 12, 2009, June 16, 2009, September 15, 2009 and December 17, 2009 we declared a quarterly cash dividend of $0.05 per common share.

The payment of future cash dividends on our common stock is at the discretion of our Board and subject to a number of factors. Our Board’s dividend policy is to review Umpqua’s financial performance, capital adequacy, regulatory compliance and cash resources on a quarterly basis, and, if such review is favorable, to declare and pay a cash dividend to shareholders.

The Oregon Business Corporation Act, applicable to Umpqua Holdings Corporation, allows an Oregon business corporation to make a distribution, including payment of dividends, only if, after giving effect to the distribution, in the judgment of the board of directors: (a) the corporation would be able to pay its debts as they become due in the usual course of business; and (b) the corporation’s total assets would at least equal the sum of its total liabilities plus, unless the articles of incorporation permit otherwise, the amount that would be needed if the corporation were to be dissolved at the time of the distribution to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

Historically, dividends paid by the Bank have provided substantially all of Umpqua’s (as a stand-alone parent company) cash flow. As of December 31, 2009, Umpqua had $215.2 million in cash to satisfy its stand-alone obligations. Under the Oregon Bank Act and the Federal Deposit Insurance Corporation Improvement Act of 1991, the Bank is subject to restrictions on the payment of cash dividends to its parent company. A bank may not pay cash dividends if that payment would reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. In addition, under the Oregon Bank Act, the amount of the dividend paid by the Bank may not be greater than net unreserved retained earnings, after first deducting to the extent not already charged against earnings or reflected in a reserve, all bad debts, which are debts on which interest is unpaid and past due at least six months unless the debt is fully secured and in the process of collection; all other assets charged-off as required by Oregon bank regulators or a state or federal examiner; and all accrued expenses, interest and taxes of the Bank. In addition, state and federal regulatory authorities are authorized to prohibit banks and holding companies from paying dividends that would constitute an unsafe or unsound banking practice. The Federal Reserve has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve’s view that a bank holding company should pay cash dividends only to the extent that its net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the holding company’s capital needs, asset quality and overall financial condition.

In connection with the issuance and sale of shares of Series A Preferred Stock on November 14, 2008, we entered into a Letter Agreement including Securities Purchase Agreement—Standard Terms with the U.S. Treasury. The Agreement contains limitations on the payment of quarterly cash dividends on our common stock in excess of $0.19 per share without the Treasury’s consent prior to the earlier of November 14, 2011 and the date on which we redeem (or U.S. Treasury transfers to unaffiliated parties) all of the shares of Series A Preferred Stock. The Series A Preferred Stock has no maturity date and ranks senior to our common stock with respect to the payment of dividends and distribution of amounts payable upon liquidation, dissolution and winding up of the Company. The Series A Preferred Stock has no sinking fund requirements.

Description of capital stock

Description of common stock

The following summary description of the general terms and provisions of our common stock is based on the provisions of our restated articles of incorporation, restated bylaws and applicable provisions of the Oregon Business Corporation Act, or the OBCA. This description is not complete and is subject to, and is qualified in its entirety by reference to our restated articles of incorporation, restated bylaws and the OBCA.

Authorized shares

We are authorized to issue up to 100,000,000 shares of common stock without par value. As of February 1, 2010, there were 86,808,891 shares of Umpqua common stock outstanding. Umpqua’s board of directors is authorized to issue or sell additional capital stock of Umpqua, at its discretion and for fair value, and to issue future cash or stock dividends, without prior shareholder approval, except as otherwise required by law or the listing requirements of The Nasdaq Global Select Market.

At our 2010 annual shareholder meeting, we intend to submit an amendment to our Articles of Incorporation to shareholders to increase the authorized shares of common stock to 200,000,000.

A total of 2,000,000 shares of common stock are reserved for issuance under Umpqua’s 2003 Stock Incentive Plan. As of February 1, 2010, there were a total of 487,376 shares in the plan available for future grants. Awards of stock options and restricted stock grants under the 2003 plan, when added to awards under all other plans, are limited to a maximum of 10% of Umpqua’s outstanding shares on a fully-diluted basis. As of February 1, 2010, under the 2003 Plan, options to purchase 1,156,000 shares were outstanding and 542,664 shares were reserved for issuance pursuant to unreleased restricted stock awards. As of February 1, 2010, an additional 371,640 shares were reserved for issuance under outstanding option grants made under equity based award plans assumed by Umpqua in connection with mergers. As of February 1, 2010, there were also 226,740 shares exercisable under Umpqua’s prior equity-based compensation plans. As of February 1, 2010, there were 1,110,898 shares of common stock reserved for issuance pursuant to a warrant issued to the U.S. Treasury under the TARP Capital Purchase Program.

Voting rights

Each share of common stock is entitled to one vote on matters submitted to a vote of shareholders. A majority of the votes cast on a matter is sufficient to take action upon routine matters. The affirmative vote of a majority of the outstanding shares is required to approve a merger or dissolution or sale of all of Umpqua’s assets. In general, amendments to Umpqua’s articles of incorporation must be approved by a majority of the outstanding shares. Amendments to Umpqua’s articles of incorporation concerning the following subject matters, however, currently require the approval of at least 75% of all votes entitled to be cast on the amendment:

•	limitation of director liability;

•	indemnification of directors; and

•	anti-takeover provisions related to the consideration of other constituencies when evaluating mergers, tender or exchange offers and similar proposals.

Umpqua’s directors are each elected annually and may be removed with or without cause. Directors are elected by a plurality of the votes cast and holders of common stock may not cumulate votes in the election of directors. However, in an uncontested election, Umpqua’s majority voting policy requires that any nominee for director who receives a greater number of votes “withheld” from his or her election than votes “for” such election shall promptly tender his or her resignation to the board chair following certification of the shareholder vote. In determining the votes cast for the election of a director, abstentions and broker non-votes are excluded. The board’s Nominating Committee considers the offer of resignation and recommends to the board whether to accept it. The policy requires the board to act on the Nominating Committee’s recommendation within 90 days following the shareholder meeting. Board action on the matter requires the approval of a majority of the independent directors.

Dividend rights

Subject to any prior rights of any outstanding preferred stock, holders of Umpqua’s common stock are entitled to receive dividends or distributions, whether payable in cash or otherwise, if, as and when declared by Umpqua’s board of directors out of funds legally available for these payments.

The board of directors’ dividend policy is to review Umpqua’s financial performance, capital adequacy, regulatory compliance and cash resources on a quarterly basis, and, if such review is favorable, to declare and pay a cash dividend to shareholders. Umpqua’s ability to pay cash dividends is largely dependent on the dividends it receives from its principal subsidiary, Umpqua Bank.

We have issued Series A Preferred Stock, which ranks senior to our common stock and prohibits payment of dividends on our common stock in excess of $0.19 per share per quarter prior to the earlier of November 14, 2011 and the date of which we redeem (or U.S. Treasury transfers to unaffiliated parties) all of the Series A Preferred Stock, without the consent of the U.S. Treasury.

The OBCA allows an Oregon business corporation to make a distribution, including payment of dividends, only if, after giving effect to the distribution, in the judgment of the board of directors: (a) the corporation would be able to pay its debts as they become due in the usual course of business; and (b) the corporation’s total assets would at least equal the sum of its total liabilities plus, unless the articles of incorporation permit otherwise, the amount that would be needed if the corporation were to be dissolved at the time of the distribution to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

Subject to any provision to the contrary contained in any designation of a series of preferred stock, our restated articles of incorporation allow us to repurchase all or any of Umpqua’s outstanding shares of common stock or preferred stock even though the distribution made to effect that repurchase would cause the difference between our total assets and total liabilities to be less than the amount that would be needed to satisfy the preferential liquidation rights of all outstanding shares of classes or series of a class with liquidation rights that are prior to those of the shares being repurchased if we were to be liquidated at the time of such repurchase.

Liquidation rights

In the event of Umpqua’s liquidation, holders of Umpqua’s common stock will be entitled to receive pro rata any assets legally available for distribution to Umpqua shareholders, subject to any prior rights or claims of creditors and preferences of any series of preferred stock then outstanding.

No preemptive rights

Umpqua’s common stock does not have any preemptive rights, sinking fund provisions, redemption privileges or conversion rights. Umpqua’s articles of incorporation permit the repurchase of outstanding shares of common stock.

Transfer agent

Mellon Investor Services LLC serves as the registrar and transfer agent for Umpqua’s common stock.

Listing

Our outstanding shares of common stock are listed on the Nasdaq Global Select Market under the symbol “UMPQ.”

Fully paid

The outstanding shares of common stock are fully paid and nonassessable. This means the full purchase price for the outstanding shares of common stock has been paid and the holders of such shares will not be assessed any additional amounts for such shares. Any additional common stock that we may issue in the future upon the conversion or exercise of other securities will also be fully paid and nonassessable.

Anti-takeover provisions

Consideration of other constituencies

Our restated articles of incorporation authorize the board of directors, when evaluating a merger, tender offer or exchange offer, sale of substantially all of our assets or similar provisions to consider the social, legal and economic effects on employees, customers and suppliers of the Company, and on the communities and geographical areas in which we operate, as well as the state and national economies and the short- and long-term interests of the Company and its shareholders. This provision may be amended only by the affirmative vote of at least 75% of the outstanding shares. Such provision may have the effect of discouraging potential acquirers, and may be considered an anti-takeover defense. Under the OBCA, a proposed merger or plan of exchange requires the approval of the board of directors and the affirmative vote of a majority of the outstanding shares.

Preferred stock

Our restated articles of incorporation contain other provisions that could make it more difficult to acquire Umpqua by means of an unsolicited tender offer or proxy contest. Our restated articles of incorporation authorize the issuance of “blank check” voting preferred stock, which, although intended primarily as a financing tool and not as a defense against takeovers, could potentially be used by management to make uninvited attempts to acquire control more difficult by, for example, diluting the ownership interest or voting power of a substantial shareholder, increasing the consideration necessary to effect an acquisition or selling unissued shares to a friendly third party.

Nomination procedures

In addition to our board of directors, shareholders can nominate candidates for election to our board of directors. To do so, a shareholder must follow the advance notice procedures described in our bylaws, as amended and restated. In general, a shareholder must submit a written notice of the nomination to our corporate secretary not later than the close of business 90 calendar days before the calendar date of Umpqua’s proxy statement released to shareholders in connection with the previous year’s annual meeting.

Shareholder proposals

Shareholders may propose that business (other than nominations to our board of directors as described above) be considered at an annual meeting of shareholders only if a shareholder follows the advance notice procedures described in our bylaws, as amended and restated. In general, a shareholder must submit a written notice of the proposal and the shareholder’s interest in the proposal to our corporate secretary at least 90 days before the calendar date of our proxy statement released in connection with the prior year’s annual shareholder meeting.

Description of preferred stock

The following summary contains a description of the general terms of (i) the preferred stock that we may issue in the future, (ii) the Fixed Rate Cumulative Perpetual Preferred Stock, Series A that we issued to the U.S. Treasury and (iii) the Series B Common Stock Equivalent that we are offering concurrently with this offering (the “Common Stock Equivalent”). The terms of any specific series of preferred stock may differ from the terms described below. You should refer to the amendment to our restated articles of incorporation that we filed upon issuance of the Series A Preferred Stock and the amendment that will be filed with the SEC upon closing of the concurrent offering of the Common Stock Equivalent or if we establish additional series of preferred stock in the future.

General

Our restated articles of incorporation permit our board of directors to authorize the issuance of up to 2,000,000 shares of preferred stock without par value. We have designated and issued 214,181 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A.

The terms of particular series of preferred stock are not established in the articles of incorporation, but may be designated in one or more series by the board of directors when the shares are issued. Therefore, without shareholder approval (except as may be required by NASDAQ rules or any other exchange or market on which our securities may then be listed or quoted) our board of directors can authorize the issuance of preferred stock with voting, dividend, liquidation, conversion, redemption and other rights.

The board of directors has the authority to determine or fix the following terms with respect to shares of any series of preferred stock:

•	the number of shares and designation or title of the shares;

•	dividend rights;

•	whether and upon what terms the shares will be redeemable;

•	the rights of the holders upon our dissolution or upon the distribution of our assets;

•	whether and upon what terms the shares will have a purchase, retirement or sinking fund;

•	whether and upon what terms the shares will be convertible;

•	the voting rights, if any, which will apply; provided, however, that holders of preferred stock will not be entitled to more than one vote per share; and

•	any other preferences, rights, limitations or restrictions of the series.

If we purchase, redeem or convert shares of preferred stock, we will retire and cancel them and restore them to the status of authorized but unissued shares of preferred stock or preference stock, as the case may be. Those shares will not be part of any particular series of preferred stock and may be reissued by us.

The preferred stock will have the dividend, liquidation, redemption, voting and conversion rights described in this section unless the board of directors establishes other terms. A particular series of preferred stock may include specific terms as follows:

•	the title, stated value and liquidation preference of the preferred stock and the number of shares offered;

•	the initial public offering price at which we will issue the preferred stock;

•

the dividend rate or rates, or method of calculation of dividends, the dividend periods, the dates on which dividends will be payable and whether the dividends will be cumulative or noncumulative and, if cumulative, the dates from which the dividends will start to cumulate;

•	any redemption or sinking fund provisions;

•	any conversion provisions; and

•	any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.

When we issue shares of preferred stock, they will be fully paid and nonassessable. This means you will have paid the full purchase price for your shares of preferred stock and you will not be assessed any additional amount for your stock. Unless otherwise established by the board of directors, each series of preferred stock will rank equally in all respects with the outstanding shares of preferred stock and each other series of preferred stock.

The preferred stock will have no preemptive rights to subscribe for any additional securities which we may issue in the future, which means that the holders of shares of preferred stock will have no right, as holders of shares of preferred stock, to buy any portion of those issued securities.

Fixed rate cumulative perpetual preferred stock, Series A

We have designated 214,181 shares of preferred stock as “Fixed Rate Cumulative Perpetual Preferred Stock, Series A.” We issued these shares on November 14, 2008. The following is a summary of the material provisions of the Series A Preferred Stock.

Ranking

The Series A Preferred Stock ranks senior to our common stock and will rank pari passu with the Common Stock Equivalent, if and when issued, and any other preferred shares other than preferred shares which by their terms rank junior to any existing preferred shares.

Dividends and distributions

Cumulative dividends on shares of the Series A Preferred Stock accrue on the liquidation preference of $1,000 per share at a rate of 5% per annum for the first five years following the date of issue, and at a rate of 9% per annum thereafter, if, as and when declared by the Board of Directors out of funds legally available therefor. The Series A preferred shares have no maturity date and rank senior to our Common Stock with respect to the payment of dividends and distributions.

Redemption

Subject to the approval of the Board of Governors of the Federal Reserve System, the Series A Preferred Stock is redeemable in whole or in part at our option. All redemptions must be at 100% of the issue price plus any accrued and unpaid dividends, and shall be subject to the approval of our primary federal bank regulator.

Conversion

Shares of our Series A Preferred Stock are not convertible.

Rights upon liquidation

The Series A preferred shares rank senior to our common stock with respect to amounts payable upon our liquidation, dissolution and winding up, and will rank pari passu with preferred shares other than preferred shares which by their terms rank junior to any existing preferred shares.

Voting

The Series A preferred shares are non-voting, other than class voting rights on:

•	any authorization or issuance of shares ranking senior to the Series A Preferred Stock,

•	any amendment to the rights of Series A Preferred Stock, or

•	any merger, exchange or similar transaction which would adversely affect the rights of the Series A Preferred Stock.

If dividends on the Series A Preferred Stock are not paid in full for six dividend periods, whether or not consecutive, the holder of the Series A Preferred Stock will have the right to elect two directors. The right to elect directors will end when full dividends have been paid for four consecutive dividend periods.

Series B Common Stock Equivalent

Concurrently with this offering in an underwritten offering pursuant to a separate prospectus supplement, we are offering depositary shares that represent fractional interests in shares of a new series of our preferred stock designated as the “Series B Common Stock Equivalent” (the “Common Stock Equivalent”). If the offering of the Common Stock Equivalent is successfully completed, we expect to issue these depositary shares and the underlying Common Stock Equivalent on February     , 2010. The following is a summary of the material provisions of the Common Stock Equivalent being offered concurrently with our common stock.

Ranking

The Common Stock Equivalent will rank senior to our common stock and will rank pari passu with the Series A Preferred Stock and any other preferred shares other than preferred shares which by their terms rank junior to any existing preferred shares.

Dividends and distributions

Prior to August 15, 2010, our board of directors may not declare or pay any dividend or make any distribution (including regular quarterly dividends) in respect of our common stock, unless it declares and pays to the holders of the Common Stock Equivalent, at the same time and on the same terms as holders of our common stock, a corresponding dividend based on the number of shares of common stock into which the Common Stock Equivalent is then convertible. If we fail to obtain the stockholder approval for the amendment described below by August 15, 2010, then, thereafter, non-cumulative cash dividends will be payable on the Common Stock Equivalent in an amount equal to the greater of (i) the annualized dividend yield on our common stock and (ii) a per annum rate of 15%. The Common Stock Equivalent will have no maturity date and will rank senior to our common stock with respect to the payment of dividends and distributions.

Redemption and repurchase

The Common Stock Equivalent is not redeemable at our option at any time and is not subject to repurchase at the option of holders at any time.

Conversion

Each share of the Common Stock Equivalent is initially subject to conversion (as described below under “—Stockholder approval of an amendment to our restated articles of incorporation”) into 100 shares of our common stock (and, correspondingly, each depositary share is initially subject to conversion into one share of our common stock).

Stockholder approval of an amendment to our restated articles of incorporation

We will agree to use our reasonable best efforts to hold a special meeting of our stockholders as soon as practicable, but not later than August 15, 2010 (the “approval deadline”), at which we will seek to obtain the requisite stockholder approval of an amendment to our restated articles of incorporation to increase the number of authorized shares of our common stock to a number at least sufficient to permit the full conversion of the Common Stock Equivalent into shares of our common stock. If we fail to obtain such stockholder approval by the approval deadline, we will agree that we will continue to seek to obtain such approval at least as frequently as every six months thereafter until approval has been obtained. If we obtain stockholder approval on or before the approval deadline, then on the first business day following such approval (i) the Common Stock Equivalent will automatically convert into shares of our common stock at a conversion rate, subject to adjustment, of 100 shares of our common stock for each share of Common Stock Equivalent, which is equivalent to one share of our common stock for each depositary share offered concurrently herewith; and (ii) all shares of our Common Stock Equivalent will cease to exist.

Rights upon liquidation

In the event of our liquidation, holders of the Common Stock Equivalent will be entitled to a liquidation preference before any distribution is made to holders of our common stock or other capital stock of ours ranking junior to the Common Stock Equivalent, and will be entitled to participate with holders of our common stock in the event of excess assets upon our liquidation.

Voting

Holders of the Common Stock Equivalent will be entitled to vote on an as-converted basis, together with holders of our common stock, on all matters upon which the holders of common stock are entitled to vote (except on the amendment described above under “—Stockholder approval of an amendment to our restated articles of incorporation,” unless required by applicable law).

The vote or consent of the holders of at least 66 2 /3% of the shares of Common Stock Equivalent at the time outstanding, voting as a separate class, will be necessary for:

•	the issuance of securities ranking senior to the Common Stock Equivalent;

•	any adverse amendment to the certificate of designations for the Common Stock Equivalent;

•	certain share exchanges, reclassifications, mergers and consolidations; or

•	consolidations that are potentially adverse to the Common Stock Equivalent holders.

If dividends on the Common Stock Equivalent are not paid in full for six dividend periods from and including the approval deadline, whether or not consecutive, the holders of the Common Stock Equivalent will have the right to elect two directors. The right to elect directors will end when full dividends have been paid for four consecutive dividend periods.

Dividends

The holders of the shares of each series of preferred stock may be entitled to receive cash dividends, if declared by our board of directors or its duly authorized committee, out of our assets that we can legally use to pay dividends. A particular series of preferred stock will describe the dividend rates, if any, and dates on which dividends will be payable. The rates may be fixed or variable or both. If the dividend rate is variable, a formula will be used to determine the dividend rate for each dividend period. We will pay dividends to the holders of record as they appear on our stock books on the record dates fixed by our board of directors or its duly authorized committee.

We are incorporated in Oregon, and are governed by the Oregon Business Corporation Act. Oregon law allows a corporation to pay dividends only if, after giving effect to the distribution, in the judgment of the board of directors: (a) the corporation would be able to pay its debts as they become due in the usual course of business; and (b) the corporation’s total assets would at least equal the sum of its total liabilities plus, unless the articles of incorporation permit otherwise, the amount that would be needed if the corporation were to be dissolved at the time of the distribution to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

Dividends on any series of preferred stock may be set as cumulative or noncumulative in the particular series designation. If our board of directors does not declare a dividend payable on a dividend payment date on any noncumulative series of preferred stock, then the holders of that series will not be entitled to receive a dividend for that dividend period and we will not be obligated to pay the dividend for that dividend period even if our board declares a dividend on that series payable in the future.

We will not owe any interest, or any money in lieu of interest, on any dividend payment(s) on any series of preferred stock that may be past due.

Redemption

Subject to any provision to the contrary contained in any series of preferred stock, we may repurchase all or any outstanding shares of preferred stock even though the distribution made to effect that repurchase would cause the difference between our total assets and total liabilities to be less than the amount that would be needed to satisfy the preferential liquidation rights of all outstanding shares of classes or series of a class with liquidation rights that are prior to those of the shares being repurchased if we were to be liquidated at the time of such repurchase.

Subject to receipt of prior approval by the Board of Governors of the Federal Reserve System, if required, we may redeem all or part of a series of the preferred stock and that series may be subject to mandatory redemption under a sinking fund or otherwise. Redeemed shares of preferred stock will become authorized but unissued shares of preferred stock or preference stock, as the case may be, that we may issue in the future.

If a series of preferred stock is subject to mandatory redemption, the series designation will specify the number of shares that we will redeem each year and the redemption price and will also specify whether the redemption price will be paid in cash or other property. If shares of preferred stock are redeemed, we will pay all accrued and unpaid dividends on those shares to, but excluding, the redemption date. If we are only permitted to pay the redemption price for a series of preferred stock from the proceeds of a capital stock issuance, and the proceeds from the issuance are insufficient or no such issuance has occurred, then the terms of that series may provide that the preferred stock will automatically and mandatorily be converted into that capital stock.

If fewer than all of the outstanding shares of any series of preferred stock are to be redeemed, our board of directors will determine the number of shares to be redeemed. We will redeem the shares pro rata from the holders of record in proportion to the number of shares held by them, with adjustments to avoid redemption of fractional shares.

Unless the board designates otherwise, we will give notice of redemption by mailing a notice to each record holder of the shares to be redeemed. Each notice will state:

•	the redemption date;

•	the number of shares and the series of preferred stock to be redeemed;

•	the redemption price;

•	the place or places where holders can surrender the certificates for the preferred stock for payment of the redemption price;

•	that dividends on the shares to be redeemed will cease to accrue on the redemption date; and

•	the date when the holders’ conversion rights, if any, will terminate.

If we redeem fewer than all shares of any series of preferred stock held by any holder, we will also specify the number of shares to be redeemed from the holder in the notice.

If we have given notice of the redemption and have provided the funds for the payment of the redemption price, then beginning on the redemption date:

•	the dividends on the preferred stock called for redemption will no longer accrue;

•	those shares will no longer be considered outstanding; and

•	the holders will no longer have any rights as stockholders except to receive the redemption price.

When the holder properly surrenders the redeemed shares, redemption price will be paid out of the funds provided by us. If we redeem fewer than all of the shares represented by any certificate, we will issue a new certificate representing the unredeemed shares without cost to the holder.

If a redemption described above is deemed to be a “tender offer” within the meaning of Rule 14e-1 under the Exchange Act, we will comply with all applicable provisions of the Exchange Act.

Conversion or exchange

Each series of convertible preferred stock will describe whether the shares are convertible and, if so, the terms on which shares of that series are convertible into shares of common stock or a different series of preferred stock or exchangeable for debt securities including the procedures for conversion and whether a series is convertible at the option of the shareholder, the Company or another person or upon the occurrence of a designated event.

Rights upon liquidation

Unless the board of directors designates otherwise, if we voluntarily or involuntarily liquidate, dissolve or wind up our business, the holders of shares of each series of preferred stock will be entitled to receive:

•	liquidation distributions in the amount stated in the applicable designation; and

•	all accrued and unpaid dividends, whether or not earned or declared.

We will pay these amounts to the holders of shares of each series of preferred stock, and all amounts owing on any preferred stock ranking equally with such series of preferred stock as to distributions upon liquidation, out of our assets available for distribution to stockholders before any distribution is made to holders of any securities ranking junior to the series of preferred stock upon liquidation.

The sale of all or substantially all of our property and assets, our merger into or consolidation with any other corporation or the merger of any other corporation into us will not be considered a dissolution, liquidation or winding up of our business.

We will make pro rata distributions to the holders of a series of preferred stock and any other shares of our stock ranking equal to that series of preferred stock as to distributions upon dissolution, liquidation or winding up of our business if:

•	we voluntarily or involuntarily liquidate, dissolve or wind up our business, and

•

we do not have enough assets available for distribution to the holders of such series of preferred stock and any other shares of our stock ranking equal with such series as to any such distribution to pay all amounts to which the holders are entitled.

This means the distributions we pay to the holders of all shares ranking equal as to distributions upon dissolution, liquidation or winding up of our business will bear the same relationship to each other that the full distributable amounts for which those holders are respectively entitled upon dissolution, liquidation or winding up of our business bear to each other.

After we pay the full amount of the liquidation distribution to which the holders of a series of preferred stock are entitled, those holders will have no right or claim to any of our remaining assets.

Voting rights

The board of directors may designate a series of preferred stock as “nonvoting” except to the extent voting rights are required by the OBCA. Except as described in this section or in the applicable series designation, or except as expressly required by applicable law, the holders of preferred stock will not be entitled to vote. If the holders of a series of preferred stock are entitled to vote and the applicable series designation does not state otherwise, then unless the series provides otherwise our restated articles of incorporation state that each share of preferred stock will:

•	either have:

•	one vote if that series is not by its terms convertible into common stock, or

•

if that series is convertible into common stock, one vote for each share of common stock into which that series may be converted as of the record date for the meeting at which the vote is to be taken, and

•	vote together with shares of the common stock as a single voting group.

The holders of shares of any series of preferred stock that is entitled to vote with respect to the election of directors will not have the right to cumulate votes in the election of directors.

For any series of preferred stock having one vote per share, the voting power of the series, on matters on which holders of that series and holders of any other series of preferred stock are entitled to vote as a single class, will solely depend on the total number of shares in that series and not the aggregate liquidation preference or initial offering price.

Certain material U.S. federal income and estate tax considerations for non-U.S. stockholders

The following discussion is a general summary of material U.S. federal income and estate tax considerations with respect to your acquisition, ownership and disposition of our common stock, and applies if you (1) purchase our common stock in this offering, (2) will hold the common stock as a capital asset and (3) are a “Non-U.S. Holder.” You are a Non-U.S. Holder if you are a beneficial owner of shares of our common stock other than:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in, or under the laws of, the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source;

•

a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or

•	a trust that has a valid election in place to be treated as a U.S. person for U.S. federal income tax purposes.

This summary does not address all of the U.S. federal income and estate tax considerations that may be relevant to you in the light of your particular circumstances or if you are a beneficial owner subject to special treatment under U.S. federal income tax laws (such as if you are a controlled foreign corporation, passive foreign investment company, company that accumulates earnings to avoid U.S. federal income tax, foreign tax-exempt organization, financial institution, broker or dealer in securities, insurance company, regulated investment company, real estate investment trust, person who holds our common stock as part of a hedging or conversion transaction or as part of a short sale or straddle, former U.S. citizen or resident or partnership or other pass-through entity for U.S. federal income tax purposes). This summary does not discuss non-income taxes except U.S. federal estate tax, any aspect of the U.S. federal alternative minimum tax or state, local or non-U.S. taxation. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations, judicial opinions, published positions of the IRS and all other applicable authorities (collectively, “Tax Authorities”). Tax Authorities are subject to change, possibly with retroactive effect.

If a partnership (or an entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisor.

We urge prospective non-U.S. holders to consult their tax advisors regarding the income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

Dividends

In general, any distributions we make to you with respect to your shares of common stock that constitute dividends for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount, unless you are eligible for a reduced rate of withholding tax under an applicable income tax treaty and you properly file with the payor an IRS Form W-8BEN, or successor form, claiming an exemption from or reduction in withholding under the applicable income tax treaty (special certification and other requirements may apply if our common stock is held through certain foreign intermediaries). A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under the Tax Authorities. Any distribution not constituting a dividend will be treated first as reducing your basis in your shares of common stock and, to the extent it exceeds your basis, as gain realized upon the sale or other disposition of your shares of common stock (and treated as described below under “—Sale or other disposition of our common stock”).

Dividends we pay to you that are effectively connected with your conduct of a trade or business within the United States (and, if certain income tax treaties apply, are attributable to a U.S. permanent establishment maintained by you) generally will not be subject to U.S. withholding tax if you provide an IRS Form W-8ECI, or successor form, to the payor. Instead, such dividends generally will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. persons. If you are a corporation, effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty). Dividends that are effectively connected with your conduct of a trade or business within the United States but that under an applicable income tax treaty are not attributable to a U.S. permanent establishment maintained by you may be eligible for a reduced rate of U.S. withholding tax under such treaty, provided you comply with certification and disclosure requirements necessary to obtain treaty benefits.

Sale or other disposition of our common stock

You generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of your shares of our common stock unless:

•

the gain is effectively connected with your conduct of a trade or business within the United States (and, under certain income tax treaties, is attributable to a U.S. permanent establishment you maintain);

•

you are an individual, you are present in the United States for 183 days or more in the taxable year of disposition and you meet other conditions, and you are not eligible for relief under an applicable income tax treaty; or

•

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time within the five-year period ending on the date of disposition or your holding period (whichever period is shorter) and either (i) you hold or have held, directly or indirectly, at any time during such five-year period, more than 5% of our common stock or (ii) our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the disposition occurs. We believe we are not, and have never been and we do not anticipate we will become a “United States real property holding corporation.”

Gain that is effectively connected with your conduct of a trade or business within the United States generally will be subject to U.S. federal income tax, net of certain deductions, at the same rates applicable to U.S. persons. If you are a corporation, the branch profits tax also may apply to such effectively connected gain. If the gain from the sale or disposition of your shares is effectively connected with your conduct of a trade or business in the United States but, under an applicable income tax treaty, is not attributable to a permanent establishment you maintain in the United States, your gain may be exempt from U.S. federal income tax under the income tax treaty. If you are described in the second bullet point above, you generally will be subject to U.S. federal income tax at a rate of 30% on the gain realized, although the gain may be offset by certain U.S. source capital losses realized during the same taxable year.

Information reporting and backup withholding requirements

We must report annually to the IRS and to each Non-U.S. Holder the amount of any dividends or other distributions we pay to such Non-U.S. Holder and the amount of tax we withhold on these distributions regardless of whether withholding is required. The IRS may make available copies of the information returns reporting those distributions and amounts withheld to the tax authorities in the country in which you reside pursuant to the provisions of an applicable income tax treaty or exchange of information treaty.

The United States imposes a backup withholding tax on any dividends and certain other types of payments to U.S. persons. You will not be subject to backup withholding tax on dividends you receive on your shares of our common stock if you provide proper certification of your status as a Non-U.S. Holder or you are a corporation or one of several types of entities and organizations that qualify for an exemption (an “exempt recipient”).

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of your shares of our common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. If you sell your shares of common stock through a U.S. broker or the U.S. office of a foreign broker, however, the broker will be required to report to the IRS the amount of proceeds paid to you, and also backup withhold on that amount, unless you provide appropriate certification to the broker of your status as a Non-U.S. Holder or you are an exempt recipient. Information reporting will also apply if you sell your shares of our common stock through a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States, unless such broker has documentary evidence in its records that you are a Non-U.S. Holder and certain other conditions are met, or you are an exempt recipient. Any amounts withheld with respect to your shares of our common stock under the backup withholding rules will be refunded to you or credited against your U.S. federal income tax liability, if any, by the IRS if the required information is furnished in a timely manner.

U.S. federal estate tax

Common stock owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of his or her death will be included in the individual’s gross estate for U.S. federal estate tax purposes and therefore may be subject to U.S. federal estate tax unless an applicable tax treaty provides otherwise.

Underwriting

We are offering the shares of common stock described in this prospectus supplement through J.P. Morgan Securities Inc. as sole book-running manager and underwriter of the offering. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriter, and the underwriter has agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities Inc.

Total

The underwriter is committed to purchase all the common shares offered by us if it purchases any shares.

The underwriter proposes to offer the common shares directly to the pubic at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $             per share. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriter.

The underwriter has an option to buy up to              additional shares of common stock from us to cover sales of shares by the underwriter which exceed the number of shares specified in the table above. The underwriter has 30 days from the date of this prospectus supplement to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriter will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriter will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriter to us per share of common stock. The underwriting fee is $             per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriter assuming both no exercise and full exercise of the underwriter’s option to purchase additional shares.

	Without over- allotment exercise	With full over- allotment exercise

Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $250,000.

A prospectus in electronic format may be made available on the web sites maintained by the underwriter, or selling group members, if any, participating in the offering. The underwriter may agree to allocate a number of shares to selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriter to selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock, or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities Inc. for a period of 90 days after the date of this prospectus supplement. The foregoing restrictions do not apply to:

•	the sale of shares of common stock to the underwriter;

•	the sale of depositary shares in the concurrent offering; or

•	any awards made and shares of our common stock issued upon the exercise or vesting of options and awards granted under our stock-based compensation plans.

In addition, our directors and executive officers have entered into lock up agreements with the underwriter prior to the commencement of this offering pursuant to which we and each of these persons or entities, for a period of 90 days after the date of this prospectus supplement, may not, without the prior written consent of J.P. Morgan Securities Inc., (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, or (iii) make any demand for or exercise any right with respect to the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock, whether any such transaction described in bullets (i) and (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The foregoing restrictions with respect to our directors and executive officers do not apply to:

•	a bona fide gift or gifts;

•	dispositions to any trust for the direct or indirect benefit of the undersigned and/or the immediate family of the undersigned;

•	transfers upon death by will or intestacy to such directors, executive officers, managers and members’ immediate family;

•	the sale pursuant to any contract, instruction or plan in effect on the date hereof that satisfies all of the requirements of Rule 10b5-1(c)(1)(i)(B) (a “10b-5 Plan”) of the Exchange Act;

•

the establishment of any 10b5-1 Plan, provided that no sales of common stock or securities convertible into, or exchangeable or exercisable for common stock, shall be made pursuant to such 10b5-1 Plan prior to the expiration of the 90-day restricted period;

•

dispositions from any grantor retained annuity trust established for the direct benefit of such directors, executive officers, managers and members and/or a member of the immediate family of the undersigned pursuant to the terms of such trust;

•

distributions to any partnership, corporation or limited liability company controlled by such directors, executive officers, managers and members or by a member of the immediate family of such directors, executive officers, managers and members;

•

dispositions pursuant to a pledge as in effect on the date hereof of common stock or securities convertible into, or exchangeable or exercisable for, common stock as security for amounts outstanding on the date hereof in the undersigned’s margin account pursuant to the terms of such account; and

•

the exercise of stock options or vesting of restricted stock awards pursuant to the Company’s stock incentive plans in effect on the date hereof effected by means of net share settlement (including with respect to the surrender or forfeiture of common stock to satisfy tax withholding obligations) or by the delivery of common stock held by such directors, executive officers, managers and members, provided that the transfer restrictions on such directors, executive officers, managers and members’ common stock received by each of these persons or entities with respect to the exercise of such option or vesting of such award shall be subject to the transfer restrictions referenced herein;

provided that, in the case of any gift, disposition, transfer or distribution pursuant to bullets (i), (ii), (iii), (vi) or (vii), each donee, transferee or distributee will agree to be bound in writing by the restrictions set forth herein; and provided further, that, in the case of any gift, disposition, 10b5-1 Plan or distribution pursuant to bullets (i), (ii), (v), (vi) or (vii), no filing by any party under the Exchange Act or other public announcement will be required or will be made voluntarily in connection with such gift, disposition, 10b5-1 Plan or distribution (other than a filing on a Form 5 made after the expiration of the 90-day restricted period).

The 90-day restricted period described above is subject to extension under certain circumstances if:

•	during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or

•

prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933.

Our common stock is listed on The NASDAQ Global Select Market under the symbol “UMPQ”.

In connection with this offering, the underwriter may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriter of a greater number of shares of common stock than it is required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriter’s over allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriter may close out any covered short position either by exercising its over- allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriter will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriter may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriter creates a naked short position, it will purchase shares in the open market to cover the position.

The underwriter has advised us that, pursuant to Regulation M of the Securities Act of 1933, it may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock. These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriter commences these activities, they may discontinue them at any time. The underwriter may carry out these transactions on The NASDAQ Global Select Market, in the over-the-counter market or otherwise.

In addition, in connection with this offering the underwriter (and selling group members) may engage in passive market making transactions in our common stock on The Nasdaq Stock Market prior to the pricing and completion of this offering. Passive market making consists of displaying bids on The Nasdaq Stock Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

Neither we nor the underwriter can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriter that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

The underwriter and its affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, the underwriter and its affiliates may effect transactions for its own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling restrictions

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

European economic area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running manger for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Legal matters

Certain legal matters in connection with this offering, including the validity of the issuance of the shares of common stock offered by this prospectus supplement, will be passed upon by Roberts Kaplan LLP, Portland, Oregon. Roberts Kaplan LLP regularly provides legal services for us. Some partners of Roberts Kaplan LLP providing those legal services own shares of our common stock. Certain legal matters in connection with this offering will be passed upon for the underwriter by Davis Polk & Wardwell LLP, New York, New York.

Experts

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Umpqua Holdings Corporation incorporated herein by reference to Umpqua’s Annual Report on Form 10-K for the year ended December 31, 2008 have been so incorporated in reliance on the report of Moss Adams LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where you can find more information

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http:// www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

We “incorporate by reference” into this prospectus supplement information we file with the SEC, which means that we can disclose important information to you by referring you to documents incorporated by reference. The information incorporated by reference is an important part of this prospectus supplement. Some information contained in this prospectus supplement updates the information incorporated by reference, and information that we file subsequently with the SEC will automatically update this prospectus supplement. In other words, in the case of a conflict or inconsistency between information set forth in this prospectus supplement and information incorporated by reference into this prospectus supplement, you should rely on the information contained in the document that was filed later.

PROSPECTUS

Common Stock

Preferred Stock

Warrants

Debt Securities

Units

Stock Purchase Contracts

Depositary Shares

Junior Subordinated Debentures and Guarantees related to Trust Preferred Securities of Umpqua Master Trust

UMPQUA MASTER TRUST

Trust Preferred Securities

We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement before you invest. We may also issue common stock upon conversion, exchange or exercise of any of the securities listed above.

Investing in our securities involves risks. Please refer to the “Risk Factors” section of this prospectus and the applicable prospectus supplement before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

These securities are our unsecured obligations and are not savings accounts, deposits or obligations of any bank or nonbank subsidiary. These securities are not insured by the Federal Deposit Insurance Corporation, the Bank Insurance Fund or any other governmental agency.

December 5, 2008

i

About this prospectus

This prospectus is part of a registration statement that Umpqua Holdings Corporation and Umpqua Master Trust filed with the Securities and Exchange Commission, or the “SEC,” using a “shelf” registration process. Under this shelf registration process, we may sell, either separately or together, common stock, preferred stock, warrants, debt securities, units, stock purchase contracts or junior subordinated debentures and Umpqua Master Trust may sell trust preferred securities that may be guaranteed by us in one or more offerings. We may also issue common stock upon conversion, exchange or exercise of any of the securities mentioned above. The trust may sell series of trust preferred securities representing undivided beneficial interests in the trust to the public and common securities representing undivided beneficial interests in the trust to us in one or more offerings.

This prospectus provides you with a general description of the securities that we may issue. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. Such prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.” We may also prepare free writing prospectuses that describe particular securities. Any free writing prospectus should also be read in connection with this prospectus and with any prospectus supplement referred to therein. For purposes of this prospectus, any reference to an applicable prospectus supplement may also refer to a free writing prospectus, unless the context otherwise requires.

When we refer to “Umpqua,” “our company,” “we,” “our” and “us” in this prospectus under the headings “Umpqua Holdings Corporation” and “Ratios of Earnings to Fixed Charges,” we mean Umpqua Holdings Corporation and its subsidiaries unless the context indicates otherwise. When such terms are used elsewhere in this prospectus, we refer only to Umpqua Holdings Corporation unless the context indicates otherwise.

The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the securities offered under this prospectus. The registration statement is available at the SEC web site or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

The distribution of this prospectus and the applicable prospectus supplement and the offering of the securities in certain jurisdictions may be restricted by law. Persons into whose possession this prospectus and the applicable prospectus supplement come should inform themselves about and observe any such restrictions. This prospectus and the applicable prospectus supplement do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

You should rely only on the information incorporated by reference or presented in this prospectus or an applicable prospectus supplement. Neither we, nor any underwriters or agents, have authorized anyone else to provide you with different information. We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement. We are only offering these securities in jurisdictions where the offer is permitted. You should not assume that the information in this prospectus or the applicable prospectus supplement is accurate as of any date other than the dates on the front of those documents.

ii

Prospectus summary

This summary provides a brief overview of the key aspects of Umpqua and the material of the offered securities that are known as of the date of this prospectus. For a more complete understanding of the terms of the offered securities, prior to making an investment decision, you should carefully read:

•	This prospectus, which explains the general terms of the securities we may offer;

•	The applicable prospectus supplement, which explains specific terms of the securities being offered and updates and changes information in this prospectus; and

•	The documents referred to in “Where You Can Find More Information” for information about Umpqua, including our financial statements.

Umpqua Holdings Corporation

Umpqua Holdings Corporation is a community-oriented financial services retailer organized under the laws of the State of Oregon. We are registered as a financial holding company and a bank holding company under the Bank Holding Company Act of 1956, as amended. We engage primarily in the business of commercial and retail banking and the delivery of retail brokerage services throughout Northern California, Oregon and Washington. We are the parent company of Umpqua Bank, an Oregon-based community bank recognized for its entrepreneurial approach, innovative use of technology, and distinctive banking solutions. Umpqua Bank provides a wide range of banking, mortgage banking and other financial services to corporate, institutional and individual customers at 148 locations between Napa, California, and Bellevue, Washington primarily along the I-5 corridor, as well as along the Oregon and Northern California Coast and in Central Oregon. Our retail brokerage subsidiary, Strand, Atkinson, Williams & York Inc., has locations in Umpqua Bank stores and in dedicated offices throughout Oregon and Southwest Washington.

Our principal executive office is at Umpqua Bank Plaza, One SW Columbia Street, Suite 1200, Portland OR 97258 and the telephone number is (503) 727-4100.

Umpqua Master Trust

Umpqua Master Trust, a Delaware statutory trust, is a subsidiary of Umpqua Holdings Corporation. The Trust exists exclusively for the following purposes:

•	issuing and selling series of trust preferred securities;

•	issuing and selling common securities to us in connection with sales of trust preferred securities;

•	investing the proceeds from the sale of the trust preferred and common securities in an equivalent amount of junior subordinated debentures to be issued by us; and

•

engaging in activities that are incidental to those listed above, such as receiving payments on the capital securities, making distributions to security holders, furnishing notices and performing other administrative tasks.

The Trust’s address Umpqua Bank Plaza, One SW Columbia Street, Suite 1200, Portland OR 97258 and the telephone number is (503) 727-4100.

The securities we may offer

We may use this prospectus to offer:

•	Common stock

•	Preferred stock

•	Warrants

•	Debt securities

•	Units

•	Stock purchase contracts

•	Depositary shares

•	Junior subordinated debentures and guarantees related to trust preferred securities of Umpqua Master Trust.

Umpqua Master Trust may use this prospectus to offer trust preferred securities.

A prospectus supplement will describe the specific types, amounts, prices and detailed terms of any of these offered securities.

Common stock

We may issue common stock, no par value per share. Holders of common stock are entitled to receive dividends when declared by our board of directors. Each holder of common stock is entitled to one vote per share. The holders of common stock have no preemptive rights or cumulative voting rights.

Preferred stock

We may issue preferred stock with various terms to be established by our board of directors. Each series of preferred stock will be more fully described in the particular prospectus supplement that will accompany this prospectus, including redemption provisions, rights in the event of liquidation, dissolution or winding up of Umpqua, voting rights and conversion rights.

Generally, each series of preferred stock will rank on an equal basis with each other series of preferred stock and will rank prior to our common stock. The prospectus supplement will also describe how and when dividends will be paid on the series of preferred stock.

Warrants

We may issue common stock warrants independently or together with any securities. Common stock warrants are securities pursuant to which we may sell or purchase common stock. We will issue any common stock warrants under separate common stock warrant agreements. We may also offer warrants to purchase our senior debt securities, subordinated debt securities or any combination of securities, either independently or together with any other securities.

The particular terms of each issue of warrants, the agreement relating to the warrants and the warrant certificates representing common stock warrants will be described in the applicable prospectus supplement, which will include a description of: the underlying securities; the expiration date; the exercise price or the manner of determining the exercise price; the amount and kind, or the manner of determining the amount and kind, of securities to be delivered upon exercise; the date after which the warrants are separately transferable; any provisions for adjustments in the exercise price or the number of securities issuable upon exercise of the warrants; and any other specific terms.

You are encouraged to read the form of warrant agreement in connection with the specific issuance of warrants, which will be filed as an exhibit to one of our future current reports and incorporated by reference in the registration statement of which this prospectus forms a part. You can receive copies of these documents by following the directions in “Where You Can Find More Information.”

Debt securities

We may offer several different types of debt securities. For any particular debt securities we offer, the applicable prospectus supplement will describe the terms of the debt securities, and will include for each series of debt securities, the initial public offering price, designation, priority, aggregate principal amount (including whether determined by reference to an index), currency, denomination, premium, maturity, interest rate (including whether fixed, floating or otherwise), time of payment of any interest, any terms for mandatory or optional redemption and other terms.

We may issue senior and subordinated debt, including subordinated and junior subordinated debt securities, under separate indentures to be entered into by and between us and a qualified trustee selected by us. Debt securities may be convertible into our common shares, as described in the applicable prospectus supplement.

Units

We may issue units comprised of shares of common stock, shares of preferred stock, stock purchase contracts, warrants, one or more debt securities, rights and other securities in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

The applicable prospectus supplement may describe:

•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	provisions of the governing unit agreement; and

•	any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units.

Stock purchase contracts

We may issue stock purchase contracts, including contracts obligating holders to purchase from or sell to us, and us to sell to or purchase from the holders, a specified number of shares of common stock, preferred stock, depositary shares or other security or property at a future date or dates. The stock purchase contracts may be issued separately or as part of stock purchase units, consisting of a stock purchase contract and any combination of securities. The applicable prospectus supplement will describe the terms of the stock purchase contracts, including, if applicable, collateral or depositary arrangements.

Depositary shares

We may issue depositary shares representing fractional shares of preferred stock. Each particular series of depositary shares will be more fully described in the prospectus supplement that will accompany this prospectus. These depositary shares will be evidenced by depositary receipts and issued under a deposit agreement between us and a bank or trust company.

Trust preferred securities, junior subordinated debentures and related guarantees

Umpqua Master Trust, a Delaware statutory trust, may issue trust preferred securities in one or more series. Each trust preferred security will represent an undivided beneficial interest in the Trust. The only assets of the Trust will be junior subordinated debentures issued by us. The Trust will pay distributions on the trust preferred securities only from the proceeds, if any, of interest payments on the junior subordinated debentures. The junior subordinated debentures will bear interest on a fixed or floating rate.

We will guarantee the trust preferred securities on a subordinated basis to the extent described in the applicable prospectus supplement. The applicable prospectus supplement will describe the amount of trust preferred securities of any particular series, as well as the terms of distributions, interest rate, redemption or exchange, liquidation, events of default, trustees, voting rights, deferral of payments and other material terms.

Plan of distribution

We may sell offered securities in any of the following ways:

•	to or through underwriters or dealers;

•	by us directly;

•	through agents; or

•	through a combination of any of these methods of sale.

The prospectus supplement will explain the ways we sell specific securities, including the names of any underwriters and details of the pricing of the securities, as well as the commissions, concessions or discounts we grant the underwriters, dealers or agents.

If we use underwriters in any sale, the underwriters will buy the securities for their own account and may resell the securities from time to time in one or more transactions, at a fixed public offering price or at varying prices determined at the time of sale. In connection with an offering, underwriters and selling group members and their affiliates may engage in transactions to stabilize, maintain or otherwise affect the market price of the securities, in accordance with applicable law.

Use of proceeds

Unless the applicable prospectus supplement states otherwise, the net proceeds from the sale of the offered securities will be added to our general funds and will be available for general corporate purposes, including but not limited to:

•	investments in or advances to our existing or future subsidiaries;
•	financing possible acquisitions;
•	repayment of obligations that have matured; and
•	reducing or refinancing debt; and
•	working capital.

Until the net proceeds have been used, we may temporarily invest net proceeds in short-term securities. We will disclose any proposal to use the net proceeds from any securities offering in connection with an acquisition in the prospectus supplement relating to such offering.

Ratio of earnings to fixed charges

The following table shows the ratio of earnings to fixed charges for Umpqua, which includes our subsidiaries, on a consolidated basis.

	For the nine months ended September 30,		For the year ended December 31,
	2008	2007	2007	2006	2005	2004	2003

Consolidated ratios of earnings to fixed charges
Excluding interest on deposits	4.86	6.18	5.40	6.48	9.02	8.10	10.80
Including interest on deposits	1.57	1.55	1.47	1.91	2.47	2.65	2.78

The ratio of earnings to fixed charges is calculated as follows:

(net income before income taxes plus fixed charges minus interest capitalized)

divided by

(fixed charges)

Fixed charges, excluding interest on deposits, consist of:

•	Contractual interest on short-term borrowings and long-term debt,

•	Amortization of debt issuance costs,

•	Capitalized interest, and

•	Amortization of fair value of adjustments for instruments assumed in purchase business combinations.

Fixed charges, including interest on deposits, consist of all of the items listed immediately above and interest on deposits.

Where you can find more information

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

We “incorporate by reference” into this prospectus information we file with the SEC, which means that we can disclose important information to you by referring you to documents incorporated by reference. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference, and information that we file subsequently with the SEC will automatically update this prospectus. In other words, in the case of a conflict or inconsistency between information set forth in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

Disclosure regarding forward-looking statements

This prospectus, including information incorporated by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. These statements may include statements that expressly or implicitly predict future results, performance or events. Statements other than statements of historical fact are forward-looking statements. The words “anticipates,” “expects,” “believes,” “estimates” and “intends” and words or phrases of similar meaning identify forward-looking statements. Forward-looking statements involve substantial risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Umpqua. You should carefully consider those risks and uncertainties including those set forth in filings with the SEC, this prospectus and any prospectus supplement. Factors that might cause actual results to differ materially from those presented include, but are not limited to:

•	Our ability to attract new deposits and loans

•	Competitive market pricing factors

•	Deterioration in economic conditions that could result in increased loan and lease losses

•	Risks associated with concentrations in real estate related loans

•	Demand for financial services in our market areas

•	Market interest rate volatility

•	Changes in legal or regulatory requirements or the results of regulatory examinations that could restrict growth

•	The ability to recruit and retain certain key management and staff

•	Risks associated with merger integration

•	Significant decline in the market value of our common stock that could result in an impairment of goodwill

•	The ability to raise capital or incur debt on reasonable terms

•	Regulatory limits on the Bank’s ability to pay dividends to the Company

•	Effectiveness of the Emergency Economic Stabilization Act of 2008 (the “EESA”) to help stabilize the U.S. financial markets

There are many factors that could cause actual results to differ materially from those contemplated by these forward-looking statements. We do not intend to update any factors or to publicly announce revisions to any of our forward-looking statements. Readers should consider any forward-looking statements in light of this explanation, and we caution readers about relying on forward-looking statements.

Risk factors

Before making an investment decision, you should carefully consider the risks described under “Risk Factors” in the applicable prospectus supplement and in our most recent Annual Report on Form 10-K, and in our updates to those Risk Factors in our Quarterly Reports on Form 10-Q, together with all of the other information appearing in this prospectus or incorporated by reference into this prospectus and any applicable prospectus supplement. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our securities could decline due to any of these risks, and you may lose all or part of your investment.

Umpqua Holdings Corporation

Umpqua Holdings Corporation is a community-oriented financial services retailer organized under the laws of the State of Oregon. We are registered as a financial holding company and a bank holding company under the Bank Holding Company Act of 1956, as amended. We engage primarily in the business of commercial and retail banking and the delivery of retail brokerage services throughout Northern California, Oregon and Washington. We are the parent company of Umpqua Bank, an Oregon-based community bank recognized for its entrepreneurial approach, innovative use of technology, and distinctive banking solutions. Umpqua Bank provides a wide range of banking, mortgage banking and other financial services to corporate, institutional and individual customers at 148 locations between Napa, California, and Bellevue, Washington primarily along the I-5 corridor, as well as along the Oregon and Northern California Coast and in Central Oregon. Our retail brokerage subsidiary Strand, Atkinson, Williams & York Inc. has locations in Umpqua Bank stores and in dedicated offices throughout Oregon and Southwest Washington.

We are a separate and distinct legal entity from our banking and retail brokerage subsidiaries. A significant source of funds to pay dividends on our common stock and debt service on our debt is dividends from our subsidiaries. Various federal and state statutes and regulations limit the amount of dividends that our banking and other subsidiaries may pay to us without regulatory approval.

Our principal executive office is at Umpqua Bank Plaza, One SW Columbia Street, Suite 1200, Portland OR 97258 and the telephone number is (503) 727-4100.

Umpqua’s principal objective is to become the leading community-oriented financial services retailer throughout the Pacific Northwest including Northern California. Our strategy is to differentiate ourself from competitors through the following:

•	innovative product delivery system including applying a retail store concept and atmosphere to Umpqua Bank stores;

•	delivery of superior quality service by establishing and emphasizing a sales culture among Umpqua Bank associates through training and incentives;

•	strong brand awareness and a comprehensive media advertising campaign showcasing Umpqua’s innovative style of banking and commitment to quality customer service; and

•	use technology to expand our product line and enhance the customer experience.

Additional information with respect to Umpqua is included in the documents incorporated by reference into this proxy statement-prospectus. See “Where You Can Find More Information.”

Umpqua Master Trust

Umpqua Master Trust, a Delaware statutory trust, is a subsidiary of Umpqua Holdings Corporation. The Trust exists exclusively for the following purposes:

•	issuing and selling series of trust preferred securities;

•	issuing and selling common securities to us in connection with sales of trust preferred securities;

•	investing the proceeds from the sale of the trust preferred and common securities in an equivalent amount of junior subordinated debentures to be issued by us; and

•

engaging in activities that are incidental to those listed above, such as receiving payments on the capital securities, making distributions to security holders, furnishing notices and performing other administrative tasks.

The Trust’s address Umpqua Bank Plaza, One SW Columbia Street, Suite 1200, Portland OR 97258 and the telephone number is (503) 727-4100.

Description of common stock

The following summary description of the general terms and provisions of our common stock is based on the provisions of our restated articles of incorporation, restated bylaws and applicable provisions of the Oregon Business Corporation Act, or the OBCA. This description is not complete and is subject to, and is qualified in its entirety by reference to our restated articles of incorporation, restated bylaws and the OBCA.

This section describes the general terms and provisions of the shares of our common stock. The prospectus supplement will describe the specific terms of the common stock offered through that prospectus supplement. We may offer common stock issuable upon the conversion of preferred stock or debt securities, the exercise of warrants and pursuant to stock purchase contracts.

Authorized shares

We are authorized to issue up to 100,000,000 shares of common stock without par value. As of December 3, 2008, there were 60,146,320 shares of Umpqua common stock outstanding. Umpqua’s board of directors is authorized to issue or sell additional capital stock of Umpqua, at its discretion and for fair value, and to issue future cash or stock dividends, without prior shareholder approval, except as otherwise required by law or the listing requirements of the Nasdaq Global Select Market.

A total of 2,000,000 shares of common stock are reserved for issuance under Umpqua’s 2003 Stock Incentive Plan. As of December 3, 2008 there were a total of 599,516 shares in the plan available for future grants. Awards of stock options and restricted stock grants under the 2003 plan, when added to awards under all other plans, are limited to a maximum 10% of Umpqua’s outstanding shares on a fully-diluted basis. As of December 3, 2008, under the 2003 Plan, options to purchase 1,013,600 shares were outstanding and 215,574 shares were reserved for issuance pursuant to unreleased restricted stock awards. An additional 3,014,117 shares are reserved for issuance under outstanding option grants made under Umpqua’s predecessor plans and equity based award plans assumed by Umpqua in connection with mergers.

Voting rights

Each share of common stock is entitled to one vote on matters submitted to a vote of shareholders. A majority of the votes cast on a matter is sufficient to take action upon routine matters. The affirmative vote of a majority of the outstanding shares is required to approve a merger or dissolution or sale of all of Umpqua assets. In general, amendments to Umpqua’s articles of incorporation must be approved by a majority of the outstanding shares. Amendments to Umpqua’s articles of incorporation concerning the following subject matters, however, currently require the approval of at least 75% of all votes entitled to be cast on the amendment:

•	limitation of director liability;

•	indemnification of directors; and

•	anti-takeover provisions related to the consideration of other constituencies when evaluating mergers, tender or exchange offers and similar proposals.

Umpqua’s directors are each elected annually and may be removed with or without cause. Directors are elected by a plurality of the votes cast and holders of common stock may not cumulate votes in the election of directors.

Dividend rights

Subject to any prior rights of any outstanding preferred stock, holders of Umpqua’s common stock are entitled to receive dividends or distributions, whether payable in cash or otherwise, if, as and when declared by Umpqua’s board of directors out of funds legally available for these payments.

The board of directors’ dividend policy is to review Umpqua’s financial performance, capital adequacy, regulatory compliance and cash resources on a quarterly basis, and, if such review is favorable, to declare and pay a cash dividend to shareholders. Umpqua’s ability to pay cash dividends is largely dependent on the dividends it receives from its principal subsidiary, Umpqua Bank.

We have issued Series A preferred stock, which ranks senior to our common stock and prohibits payment of dividends on our common stock in excess of $0.19 per share per quarter prior to the earlier of November 14, 2011 and the date of which we redeem (or U.S. Treasury transfers to unaffiliated parties) all of the Series A preferred shares, without the consent of the U.S. Treasury.

The OBCA allows an Oregon business corporation to make a distribution, including payment of dividends, only if, after giving effect to the distribution, in the judgment of the board of directors: (a) the corporation would be able to pay its debts as they become due in the usual course of business; and (b) the corporation’s total assets would at least equal the sum of its total liabilities plus, unless the articles of incorporation permit otherwise, the amount that would be needed if the corporation were to be dissolved at the time of the distribution to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

Subject to any provision to the contrary contained in any designation of a series of preferred stock, our restated articles of incorporation allow us to repurchase all or any of its outstanding shares of Common Stock or Preferred Stock even though the distribution made to effect that repurchase would cause the difference between our total assets and total liabilities to be less than the amount that would be needed to satisfy the preferential liquidation rights of all outstanding shares of classes or series of a class with liquidation rights that are prior to those of the shares being repurchased if we were to be liquidated at the time of such repurchase.

Liquidation rights

In the event of Umpqua’s liquidation, holders of Umpqua’s common stock will be entitled to receive pro rata any assets legally available for distribution to Umpqua shareholders, subject to any prior rights or claims of creditors and preferences of any series of preferred stock then outstanding.

No preemptive rights

Umpqua’s common stock does not have any preemptive rights, sinking fund provisions, redemption privileges or conversion rights. Umpqua’s articles of incorporation permit the repurchase of outstanding shares of common stock.

Transfer agent

BNY Mellon Investor Services, LLC serves as the registrar and transfer agent for Umpqua’s common stock.

Listing

Our outstanding shares of common stock are listed on the Nasdaq Global Select Market under the symbol “UMPQ.”

Fully paid

The outstanding shares of common stock are fully paid and nonassessable. This means the full purchase price for the outstanding shares of common stock has been paid and the holders of such shares will not be assessed any additional amounts for such shares. Any additional common stock that we may issue in the future upon the conversion or exercise of other securities offered under this prospectus will also be fully paid and nonassessable.

Anti-takeover provisions

Consideration of other constituencies

Our restated articles of incorporation authorize the board of directors, when evaluating a merger, tender offer or exchange offer, sale of substantially all of our assets or similar provisions to consider the social, legal and economic effects on employees, customers and suppliers of the Company, and on the communities and geographical areas in which we operate, as well as the state and national economies and the short- and long-term interests of the Company and its shareholders. This provision may be amended only by the affirmative vote of at least 75% of the outstanding shares. Such provision may have the effect of discouraging potential acquirers, and may be considered an anti-takeover defense. Under the OBCA, a proposed merger or plan of exchange requires the approval of the board of directors and the affirmative vote of a majority of the outstanding shares.

Preferred stock

Our restated articles of incorporation contain other provisions that could make more difficult an acquisition of Umpqua by means of an unsolicited tender offer or proxy contest. Our restated articles of incorporation authorize the issuance of “blank check” voting preferred stock, which, although intended primarily as a financing tool and not as a defense against takeovers, could potentially be used by management to make uninvited attempts to acquire control more difficult by, for example, diluting the ownership interest or voting power of a substantial shareholder, increasing the consideration necessary to effect an acquisition or selling unissued shares to a friendly third party.

Nomination procedures

In addition to our board of directors, shareholders can nominate candidates for election to our board of directors. To do so, a shareholder must follow the advance notice procedures described in our bylaws, as amended and restated. In general, a shareholder must submit a written notice of the nomination to our corporate secretary not later than the close of business 90 calendar days before the calendar date of Umpqua’s proxy statement released to shareholders in connection with the previous year’s annual meeting.

Shareholder proposals

Shareholders may propose that business (other than nominations to our board of directors as described above) be considered at an annual meeting of shareholders only if a shareholder follows the advance notice procedures described in our bylaws, as amended and restated. In general, a shareholder must submit a written notice of the proposal and the shareholder’s interest in the proposal to our corporate secretary at least 90 days before the calendar date of our proxy statement released in connection with the prior year’s annual shareholder meeting.

Description of preferred stock

The following summary contains a description of the general terms of the preferred stock that we may issue and of the Fixed Rate Cumulative Perpetual Preferred Stock, Series A. The specific terms of any series of preferred stock will be described in the prospectus supplement relating to that series of preferred stock. The terms of any specific series of preferred stock may differ from the terms described below. You should refer to the amendment to our restated articles of incorporation that will be filed with the SEC if we establish a series of preferred stock in connection with the offering of such series of preferred stock.

General

Our restated articles of incorporation permit our board of directors to authorize the issuance of up to 2,000,000 shares of preferred stock without par value. We have designated and issued 214,181 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A.

The terms of particular series of preferred stock are not established in the articles of incorporation, but may be designated in one or more series by the board of directors when the shares are issued. Therefore, without shareholder approval (except as may be required by NASDAQ rules or any other exchange or market on which our securities may then be listed or quoted) our board of directors can authorize the issuance of preferred stock with voting, dividend, liquidation, conversion, redemption and other rights.

The board of directors has the authority to determine or fix the following terms with respect to shares of any series of preferred stock:

•	the number of shares and designation or title of the shares;

•	dividend rights;

•	whether and upon what terms the shares will be redeemable;

•	the rights of the holders upon our dissolution or upon the distribution of our assets;

•	whether and upon what terms the shares will have a purchase, retirement or sinking fund;

•	whether and upon what terms the shares will be convertible;

•	the voting rights, if any, which will apply; provided, however, that holders of preference stock will not be entitled to more than one vote per share; and

•	any other preferences, rights, limitations or restrictions of the series.

If we purchase, redeem or convert shares of preferred stock, we will retire and cancel them and restore them to the status of authorized but unissued shares of preferred stock or preference stock, as the case may be. Those shares will not be part of any particular series of preferred stock and may be reissued by us.

The preferred stock will have the dividend, liquidation, redemption, voting and conversion rights described in this section unless the applicable prospectus supplement provides otherwise. You should read the prospectus supplement relating to the particular series of the preferred stock it offers for specific terms, including:

•	the title, stated value and liquidation preference of the preferred stock and the number of shares offered;

•	the initial public offering price at which we will issue the preferred stock;

•

the dividend rate or rates, or method of calculation of dividends, the dividend periods, the dates on which dividends will be payable and whether the dividends will be cumulative or noncumulative and, if cumulative, the dates from which the dividends will start to cumulate;

•	any redemption or sinking fund provisions;

•	any conversion provisions; and

•	any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.

When we issue shares of preferred stock, they will be fully paid and nonassessable. This means you will have paid the full purchase price for your shares of preferred stock and you will not be assessed any additional amount for your stock. Unless the applicable prospectus supplement specifies otherwise each series of preferred stock will rank equally in all respects with the outstanding shares of preferred stock and each other series of preferred stock offered under this prospectus.

The preferred stock will have no preemptive rights to subscribe for any additional securities which we may issue in the future, which means that the holders of shares of preferred stock will have no right, as holders of shares of preferred stock, to buy any portion of those issued securities.

Fixed rate cumulative perpetual preferred stock, series A

We have designated 214,181 shares of preferred stock as “Fixed Rate Cumulative Perpetual Preferred Stock, Series A.” We issued these shares on November 14, 2008. The following is a summary of the material provisions of the Series A preferred stock.

Ranking

The Series A preferred stock ranks senior to our common stock and will rank pari passu with preferred shares other than preferred shares which by their terms rank junior to any existing preferred shares.

Dividends and distributions

Cumulative dividends on shares of the Series A preferred stock accrue on the liquidation preference of $1,000 per share at a rate of 5% per annum for the first five years following the date of issue, and at a rate of 9% per annum thereafter, if, as and when declared by the Board of Directors out of funds legally available therefor. The Series A preferred shares have no maturity date and rank senior to our Common Stock with respect to the payment of dividends and distributions.

Redemption

Subject to the approval of the Board of Governors of the Federal Reserve System, the Series A preferred stock is redeemable at our option at 100% of their liquidation preference, provided, however, that the Series A preferred stock may be redeemed prior to the first dividend payment date falling after November 14, 2011, the third anniversary of the issue date, only if:

•	we have raised aggregate gross proceeds in one or more offerings of Tier 1 qualifying perpetual preferred stock or common stock for cash in excess of $53,545,250; and

•	the aggregate redemption price does not exceed the aggregate net proceeds from such Qualified Equity Offerings.

After November 14, 2011, we may redeem the Series A preferred stock, in whole or in part, at any time and from time to time, at our option. All redemptions must be at 100% of the issue price plus any accrued and unpaid dividends, and shall be subject to the approval of our primary federal bank regulator.

Conversion

Shares of Series A preferred stock are not convertible.

Rights upon liquidation

The Series A preferred shares rank senior to our common stock with respect to amounts payable upon our liquidation, dissolution and winding up, and will rank pari passu with preferred shares other than preferred shares which by their terms rank junior to any existing preferred shares.

Voting

The Series A preferred shares are non-voting, other than class voting rights on:

•	any authorization or issuance of shares ranking senior to the Series A preferred stock,

•	any amendment to the rights of Series A preferred stock, or

•	any merger, exchange or similar transaction which would adversely affect the rights of the Series A preferred stock.

If dividends on the Series A preferred stock are not paid in full for six dividend periods, whether or not consecutive, the holder of the Series A preferred stock will have the right to elect two directors. The right to elect directors will end when full dividends have been paid for four consecutive dividend periods.

Dividends

The holders of the preferred stock of each series will be entitled to receive cash dividends, if declared by our board of directors or its duly authorized committee, out of our assets that we can legally use to pay dividends. The applicable prospectus supplement relating to a particular series of preferred stock will describe the dividend rates and dates on which dividends will be payable. The rates may be fixed or variable or both. If the dividend rate is variable, the applicable prospectus supplement will describe the formula used to determine the dividend rate for each dividend period. We will pay dividends to the holders of record as they appear on our stock books on the record dates fixed by our board of directors or its duly authorized committee.

We are incorporated in Oregon, and are governed by the Oregon Business Corporation Act. Oregon law allows a corporation to pay dividends only if, after giving effect to the distribution, in the judgment of the board of directors: (a) the corporation would be able to pay its debts as they become due in the usual course of business; and (b) the corporation’s total assets would at least equal the sum of its total liabilities plus, unless the articles of incorporation permit otherwise, the amount that would be needed if the corporation were to be dissolved at the time of the distribution to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

The applicable prospectus supplement will also state whether the dividends on any series of the preferred stock are cumulative or noncumulative. If our board of directors does not declare a dividend payable on a dividend payment date on any noncumulative series of preferred stock, then the holders of that series will not be entitled to receive a dividend for that dividend period and we will not be obligated to pay the dividend for that dividend period even if our board declares a dividend on that series payable in the future.

We will not owe any interest, or any money in lieu of interest, on any dividend payment(s) on any series of the preferred stock which may be past due.

Redemption

Subject to any provision to the contrary contained in any series of preferred stock, we may repurchase all or any outstanding shares of preferred stock even though the distribution made to effect that repurchase would cause the difference between our total assets and total liabilities to be less than the amount that would be needed to satisfy the preferential liquidation rights of all outstanding shares of classes or series of a class with liquidation rights that are prior to those of the shares being repurchased if we were to be liquidated at the time of such repurchase.

Subject to receipt of prior approval by the Board of Governors of the Federal Reserve System, if required, we may redeem all or part of a series of the preferred stock and that series may be subject to mandatory redemption under a sinking fund or otherwise, as described in the applicable prospectus supplement. Redeemed shares of preferred stock will become authorized but unissued shares of preferred stock or preference stock, as the case may be, that we may issue in the future.

If a series of the preferred stock is subject to mandatory redemption, the applicable prospectus supplement will specify the number of shares that we will redeem each year and the redemption price. If shares of preferred stock are redeemed, we will pay all accrued and unpaid dividends on those shares to, but excluding, the redemption date. The prospectus supplement will also specify whether the redemption price will be paid in cash or other property. If we are only permitted to pay the redemption price for a series of preferred stock from the proceeds of a capital stock issuance, and the proceeds from the issuance are insufficient or no such issuance has occurred, then the terms of that series may provide that the preferred stock will automatically and mandatorily be converted into that capital stock.

If fewer than all of the outstanding shares of any series of the preferred stock are to be redeemed, our board of directors will determine the number of shares to be redeemed. We will redeem the shares pro rata from the holders of record in proportion to the number of shares held by them, with adjustments to avoid redemption of fractional shares.

Unless the applicable prospectus supplement specifies otherwise, we will give notice of a redemption by mailing a notice to each record holder of the shares to be redeemed. Each notice will state:

•	the redemption date;

•	the number of shares and the series of the preferred stock to be redeemed;

•	the redemption price;

•	the place or places where holders can surrender the certificates for the preferred stock for payment of the redemption price;

•	that dividends on the shares to be redeemed will cease to accrue on the redemption date; and

•	the date when the holders’ conversion rights, if any, will terminate.

If we redeem fewer than all shares of any series of the preferred stock held by any holder, we will also specify the number of shares to be redeemed from the holder in the notice.

If we have given notice of the redemption and have provided the funds for the payment of the redemption price, then beginning on the redemption date:

•	the dividends on the preferred stock called for redemption will no longer accrue;

•	those shares will no longer be considered outstanding; and

•	the holders will no longer have any rights as stockholders except to receive the redemption price.

When the holder properly surrenders the redeemed shares, the redemption price will be paid out of the funds provided by us. If we redeem fewer than all of the shares represented by any certificate, we will issue a new certificate representing the unredeemed shares without cost to the holder.

If a redemption described above is deemed to be a “tender offer” within the meaning of Rule 14e-1 under the Exchange Act, we will comply with all applicable provisions of the Exchange Act.

Conversion or exchange

The applicable prospectus supplement relating to a series of convertible preferred stock will describe the terms on which shares of that series are convertible into shares of common stock or a different series of preferred stock or exchangeable for debt securities including the procedures for conversion and whether a series is convertible at the option of the shareholder, the Company or another person or upon the occurrence of a designated event.

Rights upon liquidation

Unless the applicable prospectus supplement states otherwise, if we voluntarily or involuntarily liquidate, dissolve or wind up our business, the holders of shares of each series of the preferred stock offered under this prospectus and any preferred stock ranking equal to the preferred stock offered under this prospectus will be entitled to receive:

•	liquidation distributions in the amount stated in the applicable prospectus supplement; and

•	all accrued and unpaid dividends, whether or not earned or declared.

We will pay these amounts to the holders of shares of each series of the preferred stock, and all amounts owing on any preferred stock ranking equally with such series of preferred stock as to distributions upon liquidation, out of our assets available for distribution to stockholders before any distribution is made to holders of any securities ranking junior to the series of preferred stock upon liquidation.

The sale of all or substantially all of our property and assets, our merger into or consolidation with any other corporation or the merger of any other corporation into us will not be considered a dissolution, liquidation or winding up of our business.

We will make pro rata distributions to the holders of a series of preferred stock and any other shares of our stock ranking equal to that series of preferred stock as to distributions upon dissolution, liquidation or winding up of our business if:

•	we voluntarily or involuntarily liquidate, dissolve or wind up our business, and

•

we do not have enough assets available for distribution to the holders of such series of preferred stock and any other shares of our stock ranking equal with such series as to any such distribution to pay all amounts to which the holders are entitled.

This means the distributions we pay to the holders of all shares ranking equal as to distributions upon dissolution, liquidation or winding up of our business will bear the same relationship to each other that the full distributable amounts for which those holders are respectively entitled upon dissolution, liquidation or winding up of our business bear to each other.

After we pay the full amount of the liquidation distribution to which the holders of a series of the preferred stock are entitled, those holders will have no right or claim to any of our remaining assets.

Voting rights

The board of directors may designate a series of preferred stock as “nonvoting” except to the extent voting rights are required by the OBCA. Except as described in this section or in the applicable prospectus supplement, or except as expressly required by applicable law, the holders of the preferred stock will not be entitled to vote. If the holders of a series of preferred stock are entitled to vote and the applicable prospectus supplement does not state otherwise, then unless the series provides otherwise our restated articles of incorporation state that each share of preferred stock will:

•	either have:

¡	one vote if that series is not by its terms convertible into common stock, or

¡

if that series is convertible into common stock, one vote for each share of common stock into which that series may be converted as of the record date for the meeting at which the vote is to be taken, and

•	vote together with shares of the common stock as a single voting group.

The holders of shares of any series of Preferred Stock that is entitled to vote with respect to the election of directors will not have the right to cumulate votes in the election of directors.

For any series of preferred stock having one vote per share, the voting power of the series, on matters on which holders of that series and holders of any other series of preferred stock are entitled to vote as a single class, will solely depend on the total number of shares in that series and not the aggregate liquidation preference or initial offering price.

Description of warrants

The following briefly summarizes some of the material terms and provisions of warrants. You should read the particular terms of the warrants that are offered by us, which will be described in more detail in a prospectus supplement. The prospectus supplement will also state whether any of the general provisions summarized below do not apply to the warrants being offered. The prospectus supplement may add, update or change the terms and conditions of the warrants as described in this prospectus.

General

We may issue warrants in one or more series to purchase senior debt securities, subordinated debt securities, common shares or any combination of these securities. Warrants may be issued independently or together with any underlying securities and may be attached to or separate from the underlying securities. We will issue each series of warrants under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent in connection with the warrants of such series and will not assume any obligation or relationship of agency for or on behalf of holders or beneficial owners of warrants.

The applicable prospectus supplement will describe the terms of any warrants, including the following, as may be applicable:

•	the title of the warrants;

•	the total number of warrants to be issued;

•	the consideration for which we will issue the warrants and the aggregate amount of securities purchasable upon exercise of the common stock warrants;

•	anti-dilution provisions to adjust the number of our common shares or other securities to be delivered upon exercise of the warrants;

•	the designation and terms of the underlying securities purchasable upon exercise of the warrants;

•	the price at which investors may purchase the underlying securities purchasable upon exercise of the warrants;

•	the dates on which the right to exercise the warrants will commence and expire;

•	the procedures and conditions relating to the exercise of the warrants;

•	whether the warrants will be in registered or bearer form;

•	information with respect to book-entry registration and transfer procedures, if any;

•	the minimum or maximum amount of warrants that may be exercised at any one time;

•	the designation and terms of the underlying securities with which the warrants are issued and the number of warrants issued with each underlying security;

•	the date on and after which the warrants and securities issued with the warrants will be separately transferable;

•	a discussion of material United States federal income tax considerations;

•	redemption or call provisions, if any;

•	the identity of the warrant agent; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange, transfer and exercise of the warrants.

TARP CPP WARRANTS

We have issued a warrant to purchase 2,221,795 shares of our common stock pursuant to the U.S. Treasury’s Capital Purchase Program. The following is a summary of the principal terms of the warrant issued to the U.S. Treasury.

Exercise

The warrant is immediately exercisable, in whole or in part, and the initial exercise price is $14.46 per share.

Anti-dilution

The exercise price of the warrant automatically adjusts to the number of shares and the exercise price necessary to protect the U.S. Treasury’s position upon the following events:

•	stock splits, stock dividends, subdivisions, reclassifications or combinations of our common stock;

•

until November 15, 2011, issuance of our common stock for consideration (or having a conversion price per share) less than 90% of then current market value, except for issuances in connection with benefit plans, business acquisitions and public offerings;

•

a determination by our board of directors to make an adjustment to the anti-dilution provisions as are reasonably necessary, in the good faith opinion of the board, to protect the purchase rights of the warrant holders.

Term

The term of the warrant is 10 years.

Transferability and registration rights

The warrant is not subject to any contractual restrictions on transfer; provided that the U.S. Treasury may only transfer or exercise an aggregate of one-half of the warrants prior to the earlier of (i) the date on which we have received aggregate gross proceeds of not less than $214,181,000 from one or more offerings of common stock or perpetual preferred stock for cash and (ii) December 31, 2009.

We have granted the warrant holder piggyback registration rights for the warrants and the common stock underlying the warrants and we have agreed to take such other steps as may be reasonably requested to facilitate the transfer of the warrants and the common stock underlying the warrants.

We will apply for the NASDAQ listing of the common stock underlying the warrants and will take such other steps as may be reasonably requested to facilitate the transfer of the warrants or the common stock.

Voting

The U.S. Treasury, the initial holder of the warrant, has agreed not to exercise voting power with respect to any shares of common stock issued upon exercise of the warrants.

Reduction

In the event that we have received aggregate gross proceeds of not less than $214,181,000 from one or more offerings of common stock or perpetual preferred stock for cash on or prior to December 31, 2009, the number of shares of common stock underlying the warrants then held by the U.S. Treasury shall be reduced by a number of shares equal to the product of (i) the number of shares originally underlying the warrants (taking into account all adjustments) and (ii) 0.5.

Substitution

In the event we are no longer listed or traded on a national securities exchange or securities association, the warrants will be exchangeable, at the option of the U.S. Treasury, for senior term debt or another economic instrument or security issued by us such that the U.S. Treasury is appropriately compensated for the value of the warrant, as determined by the U.S. Treasury.

Exercise of warrants

A warrant will entitle the holder to purchase for cash an amount of securities at an exercise price that will be stated in, or that will be determinable as described in, the applicable prospectus supplement. Warrants may be exercised at any time prior to the close of business on the expiration date and in accordance with the procedures set forth in the applicable prospectus supplement. Upon and after the close of business on the expiration date, unexercised warrants will be void and have no further force, effect or value.

No rights as shareholders

Holders of stock warrants will not be entitled, solely by virtue of being holders, to vote, to consent, to receive dividends, to receive notice as shareholders with respect to any meeting of shareholders for the election of directors or any other matter, or to exercise any rights whatsoever as a holder of the securities purchasable upon exercise of the warrants.

Merger, consolidation, sale or other disposition

If at any time there is a merger or consolidation involving Umpqua or a sale, transfer, conveyance, other than lease, or other disposition of all or substantially all of the assets of Umpqua, then the assuming corporation will succeed to the obligations of Umpqua under the warrant agreement and the related warrants. Umpqua will then be relieved of any further obligation under the warrant agreement and warrants.

Description of other securities

We will set forth in a prospectus supplement, as applicable, a description of our debt securities, which may include senior or subordinated debt securities, units, purchase contracts, depositary shares, junior subordinated debentures, trust preferred securities of the trust and guarantees or any other security that we may offer under this prospectus.

Plan of distribution

We may offer and sell the offered securities in one or more of the following ways from time to time:

•	to or through underwriters;
•	directly to purchasers;
•	through agents;
•	through dealers; or
•	through a combination of any of these methods of sale.

The dealers or agents may include the broker-dealer subsidiary of Umpqua.

The prospectus supplement relating to an offering of securities will set forth the terms of such offering, including:

•	the name or names of any underwriters, dealers or agents;

•	the initial public offering or purchase price of the offered securities and the net proceeds to Umpqua from such sale;

•	any underwriting discounts and commissions other items constituting underwriters’ compensation;

•	any discounts, commissions, concessions or fees allowed to dealers or agents; and

•	any securities exchanges on which such offered securities may be listed.

Any initial public offering prices, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

In compliance with the guidelines of the National Association of Securities Dealers, Inc., the maximum discount or commission to be received by any NASD member or independent broker-dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus and any applicable prospectus supplement; however, it is anticipated that the maximum commission or discount to be received in any particular offering of securities will be significantly less than this amount.

If underwriters are used in an offering of offered securities, such offered securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered either to the public through underwriting syndicates represented by one or more managing underwriters or by one or more underwriters without a syndicate. Unless otherwise specified in connection with a particular offering of securities, the underwriters will not be obligated to purchase offered securities unless specified conditions are satisfied, and if the underwriters do purchase any offered securities, they will purchase all offered securities.

In connection with underwritten offerings of securities and in accordance with applicable law and industry practice, underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the offered securities at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids, each of which is described below.

•	A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security.

•

A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering.

•

A penalty bid means an arrangement that permits the managing underwriter to reclaim a selling concession from a syndicate member in connection with the offering when offered securities originally sold by the syndicate member are purchased in syndicate covering transactions.

These transactions may be effected on the NASDAQ, in the over-the-counter market, or otherwise. Underwriters are not required to engage in any of these activities, or to continue such activities if commenced.

If dealers are utilized in the sale of offered securities, Umpqua will sell such securities to the dealers as principals. The dealers may then resell such securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the prospectus supplement relating to that transaction.

Offered securities may be sold directly by Umpqua to one or more institutional purchasers, or through agents designated by Umpqua from time to time, at a fixed price or prices, which may be changed, or at varying prices determined at the time of sale. Any agent involved in the offer or sale of the offered securities in respect of which this prospectus is delivered will be named, and any commissions payable by Umpqua to such agent will be set forth, in the prospectus supplement relating to that offering. Unless otherwise specified in connection with a particular offering of securities, any such agent will be acting on a best efforts basis for the period of its appointment.

As one of the means of direct issuance of offered securities, Umpqua may utilize the services of an entity through which it may conduct an electronic “dutch auction” or similar offering of the offered securities among potential purchasers who are eligible to participate in the auction or offering of such offered securities, if so described in the applicable prospectus supplement.

If so indicated in the applicable prospectus supplement, Umpqua will authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase offered securities from Umpqua at the public offering price set forth in such prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the prospectus supplement and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

The broker-dealer subsidiary of Umpqua, Strand, Atkinson, Williams & York, Inc., is a member of the NASD and may participate in distributions of the offered securities. Accordingly, offerings of offered securities in which Umpqua’s broker-dealer subsidiary participates will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the NASD.

This prospectus, together with any applicable prospectus supplement, may also be used by any broker-dealer subsidiary of Umpqua in connection with offers and sales of the offered securities in market-making transactions, including block positioning and block trades, at negotiated prices related to prevailing market prices at the time of sale. Umpqua’s broker-dealer subsidiary may act as principal or agent in such transactions. Umpqua’s broker-dealer subsidiary will not have any obligation to make a market in any of the offered securities and may discontinue any market-making activities at any time without notice, at its sole discretion.

One or more dealers, referred to as “remarketing firms,” may also offer or sell the securities, if the prospectus supplement so indicates, in connection with a remarketing arrangement contemplated by the terms of the securities. Remarketing firms will act as principals for their own accounts or as agents. The prospectus supplement will identify any remarketing firm and the terms of its agreement, if any, with Umpqua and will describe the remarketing firm’s compensation. Remarketing firms may be deemed to be underwriters in connection with the remarketing of the securities.

Underwriters, dealers and agents may be entitled, under agreements with Umpqua, to indemnification by Umpqua relating to material misstatements and omissions. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, Umpqua in the ordinary course of business.

Except for securities issued upon a reopening of a previous series, each series of offered securities will be a new issue of securities and will have no established trading market. Any underwriters to whom offered securities are sold for public offering and sale may make a market in such offered securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The offered securities may or may not be listed on a securities exchange. No assurance can be given that there will be a market for the offered securities.

ERISA considerations

Each fiduciary of a pension, profit-sharing or other employee benefit plan to which Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) applies (a “plan”), should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the offered securities. Among other factors, the fiduciary should consider whether such an investment is consistent with the documents governing the plan and whether the investment is appropriate for the ERISA plan in view of its overall investment policy, diversification of its portfolio and ERISA prudence and diversification requirements.

Provisions of ERISA and the Internal Revenue Code of 1986, as amended (the “Code”), prohibit employee benefit plans (as defined in Section 3(3) of ERISA) that are subject to Title I of ERISA, plans described in Section 4975(e)(1) of the Code (including, without limitation, retirement accounts and Keogh Plans), and entities whose underlying assets include plan assets by reason of a plan’s investment in such entities (including, without limitation, as applicable, insurance company general accounts), from engaging in certain transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the plan or entity. A violation of those “prohibited transaction” rules may result in an excise tax or other liabilities under ERISA or the Code. Governmental and other plans that are not subject to ERISA or to the Code may be subject to similar restrictions under state, federal or local law. Any employee benefit plan or other entity, to which such provisions of ERISA, the Code or similar law apply, proposing to acquire the offered securities should consult with its legal counsel.

Umpqua has subsidiaries, including a broker-dealer subsidiary, that provide services to employee benefit plans. Umpqua and any such direct or indirect subsidiary of Umpqua may each be considered a “party in interest” and a “disqualified person” to such plans. A purchase of offered securities of Umpqua by any such plan would be likely to result in a prohibited transaction between the plan and Umpqua.

Accordingly, unless otherwise provided in connection with a particular offering of securities, offered securities may not be purchased, held or disposed of by any plan or any other person investing “plan assets” of any plan that is subject to the prohibited transaction rules of ERISA or Section 4975 of the Code or other similar law, unless one of the following Prohibited Transaction Class Exemptions (“PTCE”) issued by the Department of Labor or a similar exemption or exception applies to such purchase, holding and disposition:

•	PTCE 96-23 for transactions determined by in-house asset managers,
•	PTCE 95-60 for transactions involving insurance company general accounts,
•	PTCE 91-38 for transactions involving bank collective investment funds,
•	PTCE 90-1 for transactions involving insurance company separate accounts, or
•	PTCE 84-14 for transactions determined by independent qualified professional asset managers.

Unless otherwise provided in connection with a particular offering of securities, any purchaser of the offered securities or any interest therein will be deemed to have represented and warranted to Umpqua on each day including the date of its purchase of the offered securities through and including the date of disposition of such offered securities that either:

(a)	it is not a plan subject to Title I of ERISA or Section 4975 of the Code and is not purchasing such securities or interest therein on behalf of, or with “plan assets” of, any such plan;

(b)	its purchase, holding and disposition of such securities are not and will not be prohibited because they are exempted by one or more of the following prohibited transaction exemptions: PTCE 96-23, 95-60, 91-38, 90-1 or 84-14; or

(c)	it is a governmental plan (as defined in section 3 of ERISA) or other plan that is not subject to the provisions of Title I of ERISA or Section 4975 of the Code and its purchase, holding and disposition of such securities are not otherwise prohibited.

Due to the complexity of these rules and the penalties imposed upon persons involved in prohibited transactions, it is important that any person considering the purchase of the offered securities with plan assets consult with its counsel regarding the consequences under ERISA and the Code, or other similar law, of the acquisition and ownership of offered securities and the availability of exemptive relief under the class exemptions listed above.

Purchasers of offered securities have the exclusive responsibility for ensuring that their purchase and holding of the offered securities does not violate the prohibited transaction rules of ERISA or the Code.

Legal matters

Foster Pepper LLP, Portland, Oregon will act as legal counsel to the Company and pass upon the validity of securities registered. Special counsel to the trust to be selected by Umpqua will pass upon certain legal matters related to the trust. Counsel for any underwriters, dealers or agents will be identified in the applicable prospectus supplement.

A partner in the firm of Foster Pepper LLP who participated in the preparation of the registration statement of which this prospectus is a part owns an aggregate of approximately 10,000 shares of the Company’s common stock.

Experts

The consolidated financial statements of Umpqua Holdings Corporation and subsidiaries as of December 31, 2007 and 2006 and for the years in the three year period ended December 31, 2007, and the effectiveness of its internal control over financial reporting as of December 31, 2007, incorporated in this document by reference from Umpqua’s Annual Report on Form 10-K for the year ended December 31, 2007, have been audited by Moss Adams LLP, independent registered public accounting firm, as stated in its report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Incorporation of documents by reference

Other than any portions of any such documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable SEC rules, we incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” after the date of this prospectus and prior to the time that we sell all the securities offered by this prospectus:

•

Annual Report on Form 10-K for the year ended December 31, 2007, including information specifically incorporated by reference into our Form 10-K from our definitive Proxy Statement for our 2008 annual meeting of shareholders;

•

Our definitive Proxy Statement in connection with our 2008 annual meeting of shareholders filed March 3, 2008 (except for the Compensation Committee Report and the Audit Committee Report contained therein);

•	Quarterly Report on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008;

•	Current Reports on Form 8-K filed February 15, 2008, March 7, 2008, March 25, 2008 (and Form 8-K/A filed April 23, 2008), April 22, 2008; October 8, 2008; November 14, 2008; and December 5, 2008 and

•	the description of our common stock contained in our Current Report on Form 8-K filed May 30, 2008, including any amendment or report filed to update such description.

You may request a copy of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing to or calling us at the following address:

Steven L. Philpott

Executive Vice President, General Counsel and Secretary

Umpqua Holdings Corporation

675 Oak Street, Suite 200

PO Box 1560

Eugene, Oregon 97440

(541) 434-2997

7,500,000 shares

Common shares

Prospectus supplement

J.P. Morgan

February     , 2010

You should rely only on the information contained in this prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus supplement. We are offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement is accurate only as of the date of this prospectus supplement, regardless of the time of delivery of this prospectus supplement or of any sale of our common shares.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common shares or possession or distribution of this prospectus supplement in that jurisdiction. Persons who come into possession of this prospectus supplement in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus supplement applicable to that jurisdiction.